     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2000


                                                      REGISTRATION NO. 333-40912

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                 PRE-EFFECTIVE



                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                             ---------------------

                                 POLYCOM, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                   94-3128324
 (State or other jurisdiction      (I.R.S. Employer
     of incorporation or        Identification Number)
        organization)


                                1565 BARBER LANE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 526-9000


    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

                               MICHAEL R. KOUREY
                        SENIOR VICE PRESIDENT OF FINANCE
                               AND ADMINISTRATION
                          AND CHIEF FINANCIAL OFFICER
                                 POLYCOM, INC.
                                1565 BARBER LANE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 526-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

         MARK A. BERTELSEN, ESQ.                           JEFFREY R. VETTER, ESQ.
           JOSE F. MACIAS, ESQ.                            SCOTT J. LEICHTNER, ESQ.
             BETSEY SUE, ESQ.                              R. GREGORY ROUSSEL, ESQ.
          J. ROL WILLIAMS, ESQ.                               FENWICK & WEST LLP
     WILSON SONSINI GOODRICH & ROSATI                        TWO PALO ALTO SQUARE
         PROFESSIONAL CORPORATION                        PALO ALTO, CALIFORNIA 94306
            650 PAGE MILL ROAD                                  (650) 494-0600
       PALO ALTO, CALIFORNIA 94304
              (650) 493-9300

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a), of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JULY 13, 2000


                                2,600,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------

POLYCOM, INC. IS OFFERING 1,600,000 SHARES OF ITS COMMON STOCK AND THE SELLING STOCKHOLDER IS OFFERING 1,000,000 SHARES OF COMMON STOCK. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SHARES OF COMMON STOCK SOLD BY THE SELLING STOCKHOLDER.

                              -------------------


OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PLCM." ON JULY 12, 2000, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $95 PER SHARE.


                              -------------------


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.


                              -------------------

                                PRICE $  A SHARE
                              -------------------

                                                       UNDERWRITING                               PROCEEDS TO
                                                       DISCOUNTS AND         PROCEEDS TO            SELLING
                                 PRICE TO PUBLIC        COMMISSIONS         POLYCOM, INC.         STOCKHOLDER
                                 ---------------       -------------        -------------         -----------
PER SHARE....................           $                    $                    $                    $
TOTAL........................           $                    $                    $                    $

POLYCOM, INC. AND THE SELLING STOCKHOLDER HAVE GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 390,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED IS ACTING AS BOOK-RUNNING LEAD MANAGER FOR THE OFFERING. MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO
PURCHASERS ON              , 2000.

                              -------------------

                              JOINT LEAD MANAGERS

MORGAN STANLEY DEAN WITTER                            THOMAS WEISEL PARTNERS LLC
                               -----------------

DAIN RAUSCHER WESSELS                                            UBS WARBURG LLC


                           FIRST SECURITY VAN KASPER


             , 2000

                       [INSIDE FRONT COVER OF PROSPECTUS]

                                 Network Access

  Integrated Access Devices (IADs)            [Picture of Integrated
      High-speed data and voice                  Access Device and
           Data Router(s)                      Data Router Products]

      [Picture of Group Video,                 Video Communications
       Desktop Video and Media                      Group Video
          Server products]                         Desktop Video
                                                   Media Servers

        Voice Communications                     [Picture of Voice
        Voice over IP (VoIP)                 Communications products]
         Voice Conferencing

                     [Polycom Logo and Background] Polycom

                       [INSIDE BACK COVER OF PROSPECTUS]

                            Polycom Product Demand Cycle

                                   Broadband          [Picture of Voice and
                                                      Video

                                   Appliances         Communications Products]

[Picture of Integrated        Broadband
  Access Devices]             Access
                           Devices

                                               [Polycom Logo] Polycom

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................      5
Risk Factors................................................     11
Special Note Regarding Forward-Looking Statements...........     19
Use of Proceeds.............................................     20
Dividend Policy.............................................     20
Price Range of Common Stock.................................     20
Capitalization..............................................     21
Selected Consolidated Financial Data........................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Management..................................................     34
Selling Stockholder.........................................     37
Underwriters................................................     38
Legal Matters...............................................     39
Experts.....................................................     40
Where You Can Find More Information.........................     40
Index to Financial Statements...............................    F-1


                              -------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    In this prospectus "Polycom," "we," "us" and "our" refer to Polycom, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION CONCERNING OUR COMPANY, THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR FINANCIAL STATEMENTS APPEARING IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, YOU SHOULD READ THE REST OF THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU INVEST IN OUR COMMON STOCK. READ THIS ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS DESCRIBED UNDER "RISK FACTORS."

                                  OUR BUSINESS


    We develop, manufacture and market high-quality, easy-to-use communications equipment that enables enterprise users to access broadband network services and leverage increased bandwidth to more conveniently conduct voice, video and data communications. Our product lines include network access products and enterprise voice and video communications equipment. Our NetEngine family of network access products enables enterprises to more easily and cost-effectively utilize broadband communications services. Our SoundStation, ViewStation and StreamStation enterprise communications products enable businesses and other organizations to utilize bandwidth-intensive voice and video applications to more effectively communicate with employees, customers and partners. Within this market, we are a technology and market share leader, with 45% of the group video communications sector for the three months ended March 31, 2000, according to research firm Telespan Publishing Corporation, or Telespan, and 73% of the North American tabletop voice conferencing sector, according to research firm Frost & Sullivan. The breadth of our Internet Protocol, or IP-enabled voice and video and network access product lines enables us to provide enterprise customers with a comprehensive broadband solution, whether they require communications products for their wiring closets, meeting rooms or desktops. We believe that our strategy of providing network access products, which facilitate bandwidth, and voice and video products, which consume bandwidth, creates a synergistic demand cycle across our entire product line.


    We are leveraging our core technology expertise, strong brand and reputation for quality to enter new, high-growth communications markets. For example, we recently entered the desktop video market with the introduction of our ViaVideo product line. We also have alliances with leading communications and technology firms to ensure that our products meet the real-time, on-demand requirements of enterprise users. For example, we have a joint development agreement with Cisco Systems to develop and provide voice-over IP, or VoIP, communications products and have formed similar co-branding, joint product development and OEM relationships with leading companies such as Lucent Technologies, Nortel Networks and Jetstream Communications.


    We sell our network access and voice and video communications products globally through a network of more than 250 channel partners, including leading communications service providers, communications equipment providers, value added resellers, computer distributors and retailers. We manufacture our products through a low-cost, outsourced model, optimized for quality, reliability and fulfillment agility. Our net revenues increased 71% from the year ended December 31, 1998 to $200.1 million for the year ended December 31, 1999, of which 63% was attributable to video communications products, 34% to voice communications products and 3% to network access products. Our net revenues increased 63% from the quarter ended March 31, 1999 to $67.3 million for the quarter ended March 31, 2000, of which 61% was attributable to video communications products, 35% to voice communications products and 4% to network access products.


                            OUR MARKETS AND PRODUCTS


    In today's competitive markets, many enterprises require broadband communications services capable of supporting high-speed, high-performance applications, including Web browsing, file transfers, e-commerce and voice and video communications. Prompted by regulatory changes and accelerated by increasing demand for bandwidth-intensive applications, more cost-effective broadband access technologies, including digital subscriber line, or DSL, are being rapidly deployed. While DSL was originally introduced as a high-speed data service, recent technological advances have enabled communications service providers to offer both data and voice services over a single DSL connection, a technology called voice-over-DSL, or VoDSL. In order to access DSL and VoDSL services, enterprise users require communications equipment located at the customer premise. Enterprise users also require enterprise communications equipment that is cost-effective, simple to install and configure and interoperable with a wide range of central office network equipment. These requirements are particularly important to small- and medium-sized enterprises that lack the financial and technical resources to manage complex voice and data networks.


NETWORK ACCESS


    Our NetEngine product family consists of Integrated Access Devices, or IADs, and DSL routers that enable the delivery of DSL and VoDSL services. Compact, cost-effective and highly-integrated, our NetEngine products are suited for small- and medium-sized businesses and remote office locations. Our NetEngine products reside at the customer premise and aggregate voice, video and data traffic for delivery to the service provider's broadband network. All of our network access products feature extensive interoperability with leading DSL equipment vendors, including Lucent Technologies, Nokia, Promatory Communications, AccessLan Communications and Paradyne. In addition to selling our NetEngine products under the Polycom brand, we also produce co-branded and private label versions for leading companies, such as Lucent Technologies, Nortel Networks, Jetstream Communications and AccessLan Communications.



PRODUCT                            KEY FEATURES                          LIST PRICE
---------  ------------------------------------------------------------  ----------
NetEngine  -  Voice-over-DSL Integrated Access Device, or IAD               $999-
6000       -  Supports bundled voice and data services over DSL            $1,499

NetEngine  -  DSL router enables high-speed data access                      $499
3300R      -  Supports Frame Relay and ATM network access
           -  Supports IP routing and transparent bridging

NetEngine  -  DSL data service unit                                          $599
3300D      -  Enables enterprise users to upgrade their networks
           without replacing
              existing customer premise equipment


VIDEO COMMUNICATIONS

    Enterprises have long sought technologies to facilitate more natural and effective one-on-one and group communications among people separated by distance. Several trends are driving the need for improved enterprise collaboration, including the proliferation of branch offices, increased telecommuting and the heightened importance of regular interaction of companies with their employees, customers and partners. Until recently, the ability to conduct effective voice and video communication was hindered by low bandwidth connections and the lack of appropriate customer premise equipment. With the increasing availability of broadband services, many enterprises are now seeking communications equipment capable of utilizing bandwidth to enable real-time and on-demand voice and video communications.


    We offer a family of video communications products, media servers and network management software that facilitate high-quality, unified voice and video communications. Our ViewStation product family is comprised of high-fidelity, cost-effective, easy-to-use group videoconferencing systems that utilize advanced video and audio compression technologies along with Internet-based functionality. We recently introduced our ViaVideo desktop video communications appliance, which integrates a multimedia processor, camera and our full-duplex Acoustic Clarity Technology for two-way video, voice and data transmission in a single device. Our ViaVideo appliance offers enterprises of all sizes, as well as telecommuters, affordable, two-way, high-quality video-over-IP networks. Our media server products include Web conferencing servers and streaming servers, such as the StreamStation. The StreamStation system enables users to view live or previously recorded Web broadcasts using common browsers. Our Global Management System provides users of our video communications products with a globally-accessible address book, real-time conference monitoring and other network management features that can be easily upgraded.



PRODUCT                                KEY FEATURES                           LIST PRICE
-------------  ------------------------------------------------------------  -------------
ViewStation    -  High-quality, enhanced video and sound delivered at 30           $3,999-
               frames per second and up to 60 fields per second                    $18,999
               -  Embedded Web functionality
               -  IP and ISDN connectivity

ViaVideo+      -  Business-quality video communications appliance for the             $599
               desktop personal computer
               -  Easy integration with existing IP networks
               -  Affordable and easy-to-install through a standard
               universal serial bus, or USB, port

StreamStation  -  Enables live or on-demand Web broadcasts of streaming             $8,999
               content
               -  Supports Microsoft and Real Networks streaming media
               players

Global         -  Standards-based addressing for video clients               approximately
Management     -  Real-time, Web-based monitoring and management of video    $250 per user
System            network


---------
+  Scheduled to ship third quarter of 2000.

VOICE COMMUNICATIONS


    Our voice communications products are high-quality, full-duplex, easy-to-use conference phones. Our flagship SoundStation products have become the most widely-adopted group voice conferencing products. Our SoundStation products feature our patented Acoustic Clarity Technology and proprietary microphone and speaker technology, which minimize background echoes, word clipping and distortion. Our SoundPoint Pro product brings the voice quality of SoundStation to the desktop and additionally provides a broad range of handset phone business features. Both our SoundStation and SoundPoint conference phones are compatible with international standards and are in use in more than 30 countries.


PRODUCT                               KEY FEATURES                          LIST PRICE
------------  ------------------------------------------------------------  -----------
SoundStation  -  High-quality voiceconferencing speakerphone                $499-$1,299
              -  Handset-quality voice over a speakerphone

SoundStation  -  All the features of the SoundStation                       $999-$2,799
Premier       -  High-fidelity speaker for larger rooms
              -  Intelligent microphones that track who is speaking

SoundPoint    -  Integrated, high-quality speakerphone                        $249-$299
Pro           -  Multi-functional handset

                           OUR COMPETITIVE STRENGTHS

    ESTABLISHED, HIGHLY-RECOGNIZABLE BRAND NAME. We provide the most widely-deployed video and voice conferencing products in the world. Because of the broad presence, distinctive look and superior features and performance of our products, we believe we have a high degree of brand recognition and a reputation for quality.


    STRONG BASE OF LEADING STRATEGIC PARTNERS. We have alliances with other leading communications and technology firms to enable us to offer our customers comprehensive solutions to their broadband communications needs. For example, we have entered into strategic alliances with Cisco Systems and Lucent Technologies to develop IP-based telephony products. We have collaborated with Microsoft and Real Networks to develop streaming media solutions, and with Nortel Networks and Jetstream Communications to co-develop new products that enable VoDSL.


    CORE TECHNOLOGY EXPERTISE. Through the design and introduction of multiple product lines, we have developed a portfolio of core voice, video and data technologies. In particular, we have extensive experience developing proprietary software for the broadband voice and video communications markets. We also have expertise in network protocols, industry standards and other technologies including streaming media, Web-based communications, acoustics technology and multimedia communications. Our development team currently has approximately 150 engineers and we have 49 issued patents worldwide for our products. We believe that our core technology portfolio differentiates our solution, gives us a competitive advantage in the marketplace and enables the rapid development of new products.


    GLOBAL SALES CHANNEL. We sell our products through a worldwide network of more than 250 channel partners, which includes leading communications service providers, communications equipment vendors, value added resellers, computer distributors and retailers. Our service provider channel partners include MCIWorldcom, Sprint, GTE, British Telecom and France Telecom. Our equipment provider channel partners include Cisco Systems, Lucent Technologies, Nortel Networks and Siemens. Other distribution partners include Ingram Micro, Seiko Epson, Computer 2000 and Office Depot.



    COMPREHENSIVE PRODUCT LINE. We believe that we are differentiated by our broad product line, which includes both network access and voice and video communications products. The breadth of our product line enables us to provide enterprise customers with a comprehensive broadband solution, whether they require communications products for their wiring closets, meeting rooms or desktops. We also believe that our strategy of providing network access products, which facilitate bandwidth, and voice and video communications products, which consume bandwidth, creates a synergistic demand cycle across our entire product line.


    EFFICIENT MANUFACTURING MODEL. We maintain an agile, low-cost, outsourced manufacturing model and have achieved a reputation for excellent product quality. This manufacturing strategy enables us to accelerate production and integration of newly-acquired product lines while maintaining high quality and reliability.

                                  OUR STRATEGY


    LEVERAGE TECHNOLOGY ASSETS TO BROADEN MARKET FOCUS. We intend to continue to leverage our core technology assets and brand name to enter new, high-growth communications markets such as DSL access, VoDSL, desktop video and VoIP. For example, we have entered the broadband DSL access and VoDSL markets with the successful introduction of our NetEngine product line. We recently extended our group video conferencing presence into the desktop video market with the introduction of our ViaVideo product, which is scheduled to ship in the third quarter of 2000. We are also working with Cisco Systems to develop VoIP desktop communications products.

    EXPAND STRATEGIC RELATIONSHIPS. Given the rapid pace of technological change in our marketplace, we intend to continue to partner with leading communications and technology companies to ensure that our products meet the rapidly changing demands of end users. We intend to pursue a variety of relationships, including co-branding, joint product development and OEM arrangements.


    PURSUE STRATEGIC ACQUISITIONS AND INVESTMENTS. In January 1998, we completed the acquisition of ViaVideo Communications, a development stage group video communications products company. Since the acquisition, we have become the leader in the group video communications market. In 1999, sales of our video communications products were $125.6 million, representing 63% of our net revenues. In December 1999, we acquired Atlas Communication Engines, a developer of DSL integrated access devices, and introduced our NetEngine family of products based upon the acquired technology in January 2000. We intend to continue our strategy of investing in complementary technologies to expand our broadband solutions.



    CONTINUED GLOBAL EXPANSION. We have expanded our presence into international markets. Our sales to Europe, the Middle East and Africa increased 150% from 1998 to 1999 and our sales to Asia increased 122% during the same period. We intend to continue to pursue international growth opportunities, leveraging our broad reaching distribution channels and globally-recognized brand name.


                              RECENT DEVELOPMENTS


    On July 6, 2000, we announced that we expect revenues in the range of $75.5 million to $77.5 million and net income in the range of $.30 to $.31 per diluted share, for the second quarter ended June 30, 2000. These preliminary results are based on our initial analysis of operating results. We expect to announce our final operating results on July 19, 2000. In the second quarter of 1999, net revenues were $46.0 million with net income of $.18 per diluted share. The 1999 second quarter information has been restated for the acquisition of Atlas Communication Engines in December 1999 which has been accounted for as a pooling of interests.


                              -------------------


    We were incorporated in December 1990 in Delaware. Our principal executive offices are located at 1565 Barber Lane, Milpitas, California 95035, and our telephone number at this location is (408) 526-9000. Our World Wide Web address is www.polycom.com. Information on our website does not constitute a part of this prospectus.


    Polycom and the Polycom logo are our registered trademarks. This prospectus also includes other trade names, trademarks and service marks of us and of other companies.

                                  THE OFFERING


Common stock offered by us...................  1,600,000 shares
Common stock offered by the selling            1,000,000 shares
  stockholder................................
  Total......................................  2,600,000 shares
Total common stock to be outstanding after
  this offering..............................  36,816,546 shares
Over-allotment option........................  390,000 shares
Use of proceeds..............................  We intend to use the proceeds of this offering for working capital and other
                                               general corporate purposes. See "Use of
                                               Proceeds."
Nasdaq National Market symbol................  PLCM



    The above information is based upon 35,216,546 shares outstanding as of March 31, 2000. This information does not include 4,189,667 shares of common stock subject to outstanding options and 770,819 shares of common stock reserved for future issuance under our stock plans. Subsequent to March 31, 2000, we reserved an additional 1,750,000 shares for issuance under our 1996 stock incentive plan. See "Capitalization" for additional information concerning the number of outstanding shares of our capital stock and stock options.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                                              ------------------------------   -------------------
                                                                1997       1998       1999       1999       2000
                                                              --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................  $ 50,394   $116,886   $200,067   $41,314    $67,295
Gross profit................................................    22,811     58,980    108,810    21,781     37,558
                                                              --------   --------   --------   -------    -------
Operating income (loss).....................................   (15,090)    16,402     41,229     8,892     16,496
                                                              --------   --------   --------   -------    -------
Income (loss) before provision for income taxes.............   (13,924)    17,350     42,969     9,189     17,357
                                                              --------   --------   --------   -------    -------
Net income (loss)...........................................  $(14,095)  $ 15,601   $ 29,353   $ 7,740    $11,629
                                                              ========   ========   ========   =======    =======
Net income (loss) per share:
  Basic.....................................................  $   (.66)  $    .54   $    .90   $   .25    $   .34
                                                              ========   ========   ========   =======    =======
  Diluted...................................................  $   (.66)  $    .46   $    .81   $   .22    $   .31
                                                              ========   ========   ========   =======    =======
Weighted average shares outstanding:
  Basic.....................................................    21,489     28,810     32,536    30,925     34,459
  Diluted...................................................    21,489     33,847     36,458    35,626     37,785



    The following table presents our summary consolidated balance sheet data as of March 31, 2000. The as adjusted data gives effect to the sale of 1,600,000 shares of common stock that we are offering under this prospectus at an assumed offering price of $95.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.



                                                               AS OF MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 63,568    $207,430
Working capital.............................................    96,001     239,863
Total assets................................................   195,058     338,920
Stockholders' equity........................................   133,680     277,542

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS WE ARE NOT PRESENTLY AWARE OF OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. OUR BUSINESS COULD BE HARMED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

OUR QUARTERLY OPERATING RESULTS FLUCTUATE SIGNIFICANTLY AND WE MAY NOT BE ABLE TO MAINTAIN OUR EXISTING GROWTH RATES.

    Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future as a result of a number of factors. These factors include:

    - market acceptance of new product introductions and product enhancements by us or our competitors;


    - our prices and those of our competitors' products;


    - the timing and size of the orders for our products;

    - the mix of products sold;

    - fluctuations in the level of international sales;

    - the cost and availability of components;

    - manufacturing costs;

    - the level and cost of warranty claims;

    - changes in our distribution network;

    - the level of royalties to third parties; and

    - changes in general economic conditions.


    Although we have had significant revenue growth in recent quarters, fluctuations in our quarterly operating results due to these or other factors could prevent us from sustaining these growth rates, and you should not use these past results to predict future operating margins and results. In particular, our quarterly revenues and operating results depend upon the volume and timing of customer orders received during a given quarter, and the percentage of each order which we are able to recognize as revenue during each quarter, each of which is difficult to forecast. In addition, the majority of our revenues in a given quarter historically has been recorded in the third month of that quarter. If this trend continues, any failure or delay in the closing of orders during the last part of a quarter will seriously harm our business.


    As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline.

DIFFICULTY IN ESTIMATING CUSTOMER ORDERS COULD HARM OUR OPERATING RESULTS.


    We typically ship products within a short time after we receive an order and historically have had no material backlog. As a result, backlog, at any point in time, is not a good indicator of future net revenues, and net revenues for any particular quarter cannot be predicted with any degree of accuracy. Additionally, orders from our reseller customers are based on the level of demand from end-users. The uncertainty of end-user demand means that any quarter could be significantly negatively impacted by lower end-user orders, which could in turn negatively affect orders we receive from our resellers. Accordingly, our expectations for both short- and long-term future net revenues are based almost exclusively on our own estimate of future demand and not on firm reseller orders. Expense levels are based, in part, on these estimates. Since a majority of our customer orders are received in the last month of a quarter, we are limited in our ability to reduce expenses quickly if for any reason orders and net revenues do not meet our expectations in a particular period. In addition, we have historically experienced a lag in demand during the summer months, which adds to the level of difficulty in predicting revenue levels.



WE DEPEND ON DISTRIBUTORS AND RESELLERS TO SELL OUR PRODUCTS, AND WE ARE SUBJECT TO RISKS ASSOCIATED WITH THEIR INVENTORIES OF OUR PRODUCTS, THEIR PRODUCT SELL-THROUGH AND THE SUCCESS OF THEIR BUSINESSES.



    We sell a significant amount of our products to distributors and resellers who maintain their own inventory of products for sale to dealers and end-users. A substantial percentage of the total products sold during a particular quarter consists of distributor stocking orders. We typically provide special cost or early payment incentives for distributors to purchase the minimum or more than the minimum quantities required under their agreements with us. If these resellers are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if resellers decide to decrease their inventories, it would negatively affect the volume of our sales to these resellers and also negatively affect our net revenues. Also, if we choose to eliminate or reduce stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.



    Our revenue estimates are based largely on sales reports that the resellers provide to us on a monthly basis. This data has been generally accurate in North America but is less reliable outside of this region. To the extent that this sales and channel inventory data is inaccurate in either North America or outside of North America, we may not be able to make revenue estimates or may find that our previous estimates are inaccurate.



    Many of our distributors and resellers that carry multiple Polycom product lines, and from whom we derive significant revenues, are undercapitalized. The failure of these businesses to establish and sustain profitability or obtain financing could have a significant negative effect on our future revenue levels. The loss of distributors or resellers could harm our business. Lucent Technologies, one of our larger resellers, has announced it will spin off its business equipment division, known as Avaya Communication. We do not yet know how this spin-off will affect us. In connection with this restructuring, if the combined business from Lucent and Avaya yields a significant reduction in the amount of orders to us, it could harm our business.



    Late in the first quarter of 2000, we began shipping the ViewStation FX product. The timing of this delivery date likely created confusion in our reseller customer base and end-user customer market as these groups waited to see if this new ViewStation product was more desirable than the existing products. Therefore, the timing of this new product release likely had a negative effect on our 2000 first quarter sales-in to resellers and sales-out to end-users. We cannot assure you that a similar situation will not happen again.



WE MAY EXPERIENCE DELAYS IN PRODUCT INTRODUCTIONS AND OUR PRODUCTS MAY CONTAIN DEFECTS WHICH COULD ADVERSELY AFFECT MARKET ACCEPTANCE FOR THESE PRODUCTS AND OUR REPUTATION AND SERIOUSLY HARM OUR RESULTS OF OPERATIONS.



    Since the beginning of 1998, our revenue growth has been due in large part to new product introductions in the video communications product line. Although we are continuing to introduce new products, such as the recently announced ViaVideo, ViewStation 4000 and ViewStation FX, we cannot assure you that new product releases will be timely or that they will be made at all. In fact, the ViewStation FX was delayed from its original release date, which we believe negatively affected our net revenues in the first quarter of 2000. Additionally, we cannot assure you that any new or existing product introductions will be free from defects or produce the revenue growth experienced in 1998 and 1999.



    In the past we have experienced other delays in the introduction of certain new products and enhancements and believe that such delays may occur in the future. For instance, we experienced delays in introducing the ViewStation MP and WebStation in 1998 from their original expected release dates due to unforeseen technology and manufacturing ramping issues. Similar delays occurred during the introduction of the ShowStation IP, SoundStation Premier and ShowStation, affecting the first customer ship dates of these products. Any similar delays in the future for other new product offerings such as VoIP, desktop or other product line extensions could adversely affect market acceptance for these products and our reputation and seriously harm our results of operations. Further, due to the dynamic nature of the network access market sector, any delays in NetEngine product line extensions would seriously harm our business.


WE HAVE LIMITED SUPPLY SOURCES FOR SOME KEY COMPONENTS OF OUR PRODUCTS, AND OUR OPERATIONS COULD BE HARMED BY SUPPLY INTERRUPTIONS, COMPONENT DEFECTS OR UNAVAILABILITY OF THESE COMPONENTS.


    Some key components used in our products are currently available from only one source and others are available from only a limited number of sources, including some key integrated circuits and optical elements. We also obtain certain plastic housings, metal castings and other components from suppliers located in Singapore and China, and any political or economic instability in that region in the future, or future import restrictions, may cause delays or an inability to obtain these supplies. We have no supply commitments from our suppliers and generally purchase components on a purchase order basis either directly or through our contract manufacturers. We and our contract manufacturers have had limited experience purchasing volume supplies of various components for our product lines and some of the components included in our products, such as microprocessors and other integrated circuits, have from time to time been subject to limited allocations by suppliers. In the event that we or our contract manufacturers were unable to obtain sufficient supplies of components or develop alternative sources as needed, our operating results could be seriously harmed. In particular, if we encounter development delays or component shortages relating to our network access products, our business will suffer. Moreover, our operating results would be seriously harmed by receipt of a significant number of defective components, an increase in component prices or our inability to obtain lower component prices in response to competitive price reductions. Additionally, our video communications products are designed based on integrated circuits produced by Philips and video equipment produced by Sony. If we could no longer obtain integrated circuits or video equipment from these suppliers, we would incur substantial expense and take substantial time in redesigning our products to be compatible with components from other manufacturers, and we cannot assure you that we would be successful in obtaining these components from alternative sources in a timely or cost-effective manner. Additionally, both Sony and Philips are our competitors in the video communications market, which may adversely affect our ability to obtain necessary components. The failure to obtain adequate supplies could prevent or delay product shipments, which could harm our business. We also rely on the introduction schedules of some key components in the development or launch of new products, in particuar, our network access products. Any delays in the availability of these key components could harm our business.


WE RELY ON THIRD-PARTY LICENSE AGREEMENTS AND TERMINATION OR IMPAIRMENT OF THESE AGREEMENTS MAY CAUSE DELAYS OR REDUCTIONS IN PRODUCT INTRODUCTIONS OR SHIPMENTS, WHICH WOULD HARM OUR BUSINESS.


    We have licensing agreements with various suppliers for software incorporated into our products. For example, we license video communications source code from RADVision, Telesoft, Omnitel, Adtran and EBSNet, video algorithm protocols from Real Networks and Ezenia!, development source code from Digital Equipment and Philips Semiconductor, audio algorithms from Lucent Technologies, communication software from DataBeam, digitizer and pen software from Scriptel and Windows software from Microsoft. In addition, for our new network access products, we have interoperability agreements with Jetstream Communications and Tollbridge Technologies, and we depend significantly on these agreements and our ability to secure similar licenses from other gateway providers. These third-party software licenses may not continue to be available to us on commercially reasonable terms, if at all. The termination or impairment of these licenses could result in delays or reductions in new product introductions or current product shipments until equivalent software could be developed, licensed and integrated, if at all possible, which would harm our business.

LOWER THAN EXPECTED MARKET ACCEPTANCE OF OUR PRODUCTS AND PRICE COMPETITION WOULD NEGATIVELY IMPACT OUR BUSINESS.



    If our products are not accepted by the market, our profitability could be harmed. For example, we lowered the price of the ShowStation IP by 23% effective March 1999 due to market acceptance issues for this product. Similar price reductions and demand issues could occur for any of our products which could negatively impact our net revenues and profitability. Further, through the end of 1999, growth rates of voice and video product sales from our sales channels to end-users have been significant. Future growth rates for these and our other products may not achieve these levels of growth, and sales of our video products were down slightly in the first quarter of 2000 from the fourth quarter of 1999.



    Our profitability could also be negatively affected in the future as a result of continuing competitive price pressure in the conferencing equipment and network access device markets. Although past price reductions have been driven by our desire to expand the market for our products, and we expect that in the future we may further reduce prices or introduce new products that carry lower margins in order to further expand the market or to respond to competitive pricing pressures, such actions may not have the desired impact.


INTERNATIONAL SALES ARE ACCOUNTING FOR AN INCREASING PORTION OF OUR NET REVENUES, AND RISKS INHERENT IN INTERNATIONAL SALES COULD HARM OUR BUSINESS.

    International sales are accounting for an increasing portion of our net revenues, and we anticipate that international sales will continue to account for a significant portion of our net revenues for the foreseeable future. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Additionally, international net revenues may fluctuate as a percentage of net revenues in the future as we introduce new products, since we expect to initially introduce any new products in North America and also because of the additional time required for product homologation and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products. Additionally, to date, a substantial majority of our international sales has been denominated in U.S. currency; however, if international sales were denominated in local currencies in the future, these transactions would be subject to currency fluctuation risks.


OUR BUSINESS COULD SUFFER AS A RESULT OF OUR INTEGRATION OF ATLAS COMMUNICATION ENGINES OR OTHER ACQUIRED COMPANIES.



    We completed the acquisition of Atlas Communications Engines, or Atlas, in December 1999. The integration of Atlas' product offerings and operations with our product offerings and operations and the coordination of the two companies' sales and marketing efforts have required substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could harm our business. The difficulties of assimilation may be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures which may result in problems with employee retention. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on the combined operations. As a result of the acquisition, our operating expenses will likely increase in absolute dollars. In fact, we are currently recruiting both management and technical staff to be added to this group. Should future expected revenues from Atlas' products not occur, or occur later or in an amount less than expected, the higher operating expenses could harm our business. We may make additional acquisitions in the future. Failure to achieve the anticipated benefits of any acquisition or to successfully integrate the operations of the companies could also harm our business and results of operations. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with any future acquisitions we may make.


CONFLICTS WITH OUR CHANNEL PARTNERS COULD HURT SALES OF OUR PRODUCTS.


    We have various OEM agreements with some major telecommunications equipment manufacturers, such as Lucent Technologies, whereby we manufacture our products to work with the equipment of the OEM. These relationships can create channel conflicts with our other distributors who directly compete with the OEM partner, which could adversely affect revenue from non-OEM channels. Because many of our distributors also sell equipment that competes with our product lines, the distributors could devote more attention to the other product lines, which could harm our business. Further, other channel conflicts could arise which cause distributors to devote resources to other non-Polycom communications equipment, which would negatively affect our business or results of operations.



    We currently have agreements with video communications equipment suppliers under which these equipment suppliers resell our SoundPoint PC voice products along with their video communications products. We compete with these equipment suppliers in the voice conferencing market and, as such, we cannot assure you that they will enter into future agreements to resell or supply any of our new or enhanced conferencing products. Further, some of our current video products and video products under development are directly competitive with the products of these suppliers. As a consequence, competition between us and these suppliers is likely to increase, resulting in a strain on the existing relationship between the companies. Any such strain could limit the potential contribution of these relationships to our business.



    In addition, we depend on several key agreements, including our agreement with Jetstream Communications in the network access products market. Conflicts may occur in this evolving market as we seek other relationships. These conflicts could harm our business.



OUR SUCCESS DEPENDS ON OUR ABILITY TO ASSIMILATE NEW TECHNOLOGIES IN OUR PRODUCTS AND TO PROPERLY TRAIN OUR RESELLERS IN THE USE OF THOSE PRODUCTS.



    The markets for voice and video communications products and network access products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The success of our new products depends on several factors, including proper new product definition, product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. Additionally, properly addressing the complexities associated with DSL and ISDN compatibility, reseller training, technical and sales support as well as field support are also factors that may affect our success in this market. Further, the shift of communications from circuit-switched to IP-based technologies over time may require us to add new resellers and gain new core technological competencies. We are attempting to address these needs and the need to develop new products through our internal development efforts and joint developments with other companies. We cannot assure you that we will successfully identify new voice, video and network access product opportunities and develop and bring new voice, video and network access products to market in a timely manner. Further, we cannot assure you that competing technologies developed by others will not render our products or technologies obsolete or noncompetitive. The failure of our new voice, video and network access product development efforts and any inability to service or maintain the necessary third-party interoperability licenses would harm our business and results of operations.


MANUFACTURING DISRUPTIONS OR CAPACITY CONSTRAINTS WOULD HARM OUR BUSINESS.


    We subcontract the manufacture of our SoundStation, SoundStation Premier, SoundPoint Pro and ViewStation product families and are currently migrating the production of our new network access products to Celestica, a third-party contract manufacturer. We use Celestica's Thailand facilities, and should there be any disruption in services due to natural disaster or economic or political difficulties in Thailand and Asia, or for any other reason, such disruption would harm our business and results of operations. Also, Celestica is currently the sole source manufacturer of these product lines, and if this subcontractor experiences an interruption in operations or otherwise suffers from capacity constraints, we would experience a delay in shipping these products and we may not be able to meet any demand for our products, either of which could negatively affect revenues in the quarter of the disruption and harm our reputation. In addition, operating in the international environment exposes us to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations and potentially adverse tax consequences, all of which could harm our business and results of operations.


PRODUCT OBSOLESCENCE CAN NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.


    We operate in a high technology market which is subject to rapid and frequent technology changes. These technology changes can and do often render existing technologies obsolete. These obsolescence issues can require write-downs in inventory value when it is determined that the existing inventory cannot be sold at or above net realizable value. This situation occurred during the first quarter of 2000 for the ShowStation IP when we recorded additional excess and obsolescence charges. In addition, if the introduction of our SoundPoint Pro product has a materially negative effect on the future sales of our SoundPoint product, our net revenues could be reduced and an excess and obsolescence issue concerning our SoundPoint inventory could result, which could lower our profitability. The potential for new products to render existing products obsolete or reduce the demand for existing products exists for every one of our products. We cannot assure you that future inventory or other asset writedowns will not happen. If future writedowns do occur, they could harm our business.


OUR RECENT TRANSITION TO A NEW ENTERPRISE RESOURCE PLANNING SYSTEM COULD ADVERSELY AFFECT OUR OPERATIONS.

    We recently migrated our operations to a new enterprise resource planning system which affects almost every facet of our business operations. Typically, these conversions negatively affect a company's ability to conduct business initially due to problems such as historical data conversion errors, the required personnel training time associated with the new system, delays in implementation or unforeseen technical problems during conversion. If problems arise during this transition, we could experience delays in or lack of shipping, an inability to support our existing customer base, delays in paying vendors, delays in collecting from customers, an inability to place or receive product orders or other operational problems. If this were to occur, our profitability or financial position could be negatively impacted.

FAILURE TO ADEQUATELY SERVICE AND SUPPORT OUR PRODUCTS COULD HARM OUR RESULTS OF OPERATIONS.


    Our recent growth has been due in large part to an expansion into product lines with more complex technologies and protocols, including our recently introduced network access products. This has increased the need for increased product warranty and service capabilities. If we cannot develop and train our internal support organization or maintain our relationship with our outside technical support, it could harm our business.


OUR CASH FLOW COULD FLUCTUATE DUE TO OUR ABILITY TO COLLECT RECEIVABLES.


    In 1999 and through the first three months of 2000, we initiated a significant investment in Europe and Asia to expand our business in these regions. In Europe and Asia, as with other international regions, credit terms are typically longer than in the United States. Therefore, as Europe, Asia and other international regions grow as a percentage of our net revenues, as happened in 1999 and through the first three months of 2000, accounts receivable balances will likely increase over previous years. Additionally, sales in the network access and video communications markets typically have longer payment periods over our traditional experience in the voice communications market. Therefore, if network access and video products constitute a greater percentage of net revenues, accounts receivable balances will likely increase. These increases would cause our days sales outstanding to increase over prior years and will negatively affect future cash flows. Although we have been able to offset the effects of these influences through additional incentives offered to resellers at the end of the quarter in the form of prepaid discounts, these additional incentives have lowered our profitability.


OUR STOCK PRICE FLUCTUATES AS A RESULT OF THE CONDUCT OF OUR BUSINESS AND STOCK MARKET FLUCTUATIONS.

    The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by a variety of factors, including:

    - statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically;

    - the announcement of new products or product enhancements by us or our competitors;

    - technological innovations by us or our competitors;

    - quarterly variations in our results of operations;

    - general market conditions or market conditions specific to particular industries; and

    - international macroeconomic factors.

    In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, such as Polycom. These fluctuations are often unrelated to the operating performance of the specific companies. See "Price Range of Common Stock."


BUSINESS INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.



    Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.



OUR RESELLER CUSTOMER CONTRACTS ARE TYPICALLY SHORT-TERM AND EARLY TERMINATIONS OF OUR CONTRACTS MAY HARM OUR RESULTS OF OPERATIONS.



    We do not typically enter into long-term contracts with our reseller customers, and we cannot be certain as to future order levels from our reseller customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our results of operations.



FAILURE TO MANAGE OUR GROWTH MAY HARM OUR BUSINESS.



    Our business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on our infrastructure and internal systems. To manage our growth effectively, we must continue to improve and expand our management information systems and continue resource additions such as headcount, capital and processes in a timely and efficient manner. We cannot assure you that resources will be available when we need them or that we will have sufficient capital to fund these resource needs. In addition, our success depends to a significant extent on the management skills of our executive officers. If we are unable to manage growth effectively, or we experience a shortfall in resources, our results of operations will be harmed.

IF WE FAIL TO SUCCESSFULLY COMPETE IN OUR MARKETS, OUR BUSINESS AND RESULTS OF OPERATIONS WOULD BE SIGNIFICANTLY HARMED.



    In the video communications market, our major competitors include PictureTel, Tandberg, Sony, VCON and VTEL. Many of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, with advances in telecommunications standards, connectivity and video processing technology and the increasing market acceptance of video communications, other established or new companies may develop or market products competitive with our video communications products. In addition, our video streaming products employ technology from Microsoft and Real Networks who both have solutions competitive with our products. The market for voice communications equipment, particularly voiceconferencing, is highly competitive and subject to rapid technological change, regulatory developments and emerging industry standards. We expect competition to persist and increase in the future. In the voice communications equipment market segment, our major competitors include ClearOne, SoundGear, NEC, Gentner and other companies that offer lower cost, full-duplex speakerphones such as Lucent Technologies and Hello Direct. Hello Direct, one of our resellers, offers a competitive product under the Hello Direct name through an OEM relationship with Gentner. Most of these companies have substantial financial resources and production, marketing, engineering and other capabilities with which to develop, manufacture, market and sell their products. In addition, all major telephony manufacturers produce hands-free speakerphone units that are a lower cost than our voice communications products. Our network access products have significant competition from Efficient Networks, Netopia, 3Com and Cisco Systems.



    We cannot assure you that we will be able to compete successfully against our current or future competitors. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that provide improved performance characteristics. New product introductions by our competitors could cause a significant decline in sales or loss of market acceptance of our existing products and future products. We believe that the possible effects from ongoing competition may be the reduction in the prices of our products and our competitors' products or the introduction of additional lower priced competitive products. We expect this increased competitive pressure may lead to intensified price-based competition, resulting in lower prices and gross margins which would significantly harm our results of operations.


WE RELY ON PATENTS, TRADEMARKS, COPYRIGHTS AND TRADE SECRETS TO PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY NOT BE SUFFICIENT TO PROTECT OUR INTELLECTUAL PROPERTY.


    We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. Others may independently develop similar proprietary information and techniques or gain access to our intellectual property rights or disclose such technology. In addition, we cannot assure you that any patent or registered trademark owned by us will not be invalidated, circumvented or challenged in the U.S. or foreign countries, that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop similar products, duplicate our products or design around our patents. In addition, foreign intellectual property laws may not protect our intellectual property rights. Litigation may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business.

WE FACE AND MIGHT IN THE FUTURE FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MIGHT BE COSTLY TO RESOLVE.



    We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products. For example, we have recently been named (along with approximately 90 manufacturers or distributors of electronic or semiconductor products) but not served in a complaint filed by the Lemelson Medical, Education and Research Foundation alleging patent infringement by us. If any litigation were to occur as a result of such allegations in the future, and we do not prevail in any such litigation, our business may be adversely affected.



    In addition, our industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. In the past, we have been involved in such litigation, which adversely affected our operating results. We cannot assure you that intellectual property claims will not be made against us in the future or that we will not be prohibited from using the technologies subject to any such claims or be required to obtain licenses and make corresponding royalty payments. In addition, the necessary management attention to and legal costs associated with litigation can have a significant adverse effect on operating results.


IF WE FAIL TO SUCCESSFULLY ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED.

    Our future success will depend in part on our continued ability to hire, assimilate and retain qualified personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees, particularly technical and management, as needed, could harm our business. The loss of the services of any executive officer or other key technical or management personnel could harm our business.


ANTI-TAKOVER EFFECTS OF PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND OUR STOCKHOLDER RIGHTS PLAN COULD DELAY OR PREVENT AN ACQUISITION OF US.



    Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. We have also implemented a stockholder rights plan. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock and the existence of our stockholder rights plan may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "could," "would," "might," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of 1,600,000 shares of common stock offered by us are estimated to be approximately $143.9 million, or $165.5 million if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $95.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholder.


    We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no present agreements or commitments and are not currently engaged in any negotiations with respect to any such transactions. We cannot specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management team will have broad discretion in applying the net proceeds. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade obligations.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

                          PRICE RANGE OF COMMON STOCK

    The following table presents the high and low closing sale prices per share for our common stock, as reported by the Nasdaq National Market, for the periods indicated.


                                                                HIGH           LOW
                                                              --------       --------
YEAR ENDED DECEMBER 31, 1998:
First Quarter...............................................    $ 12 1/4       $ 4 3/4
Second Quarter..............................................      17 5/8        10 3/8
Third Quarter...............................................      18             7 1/16
Fourth Quarter..............................................      23 1/8         8 5/8

YEAR ENDED DECEMBER 31, 1999:
First Quarter...............................................      27 1/8        11 15/16
Second Quarter..............................................      60 1/8        17 5/8
Third Quarter...............................................      50            26 15/16
Fourth Quarter..............................................      67 11/16      42 5/8

YEAR ENDING DECEMBER 31, 2000:
First Quarter...............................................     130            53 31/32
Second Quarter..............................................     104 7/8        53 5/64
Third Quarter (through July 12, 2000).......................      95            80 3/4


    A recent reported last sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of this prospectus. On March 31, 2000, there were approximately 285 holders of record of our common stock.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of March 31, 2000 as adjusted to give effect to the sale of the 1,600,000 shares of common stock we are offering under this prospectus at an assumed public offering price of $95.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.



                                                                  MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                               SHARE AND PER SHARE
                                                                      DATA)
Long-term debt..............................................  $     --     $     --
                                                              --------     --------

Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000,000 shares
    authorized, none issued.................................        --           --
  Common stock, $0.0005 par value, 175,000,000 shares
    authorized(1); 35,216,546 shares outstanding, actual;
    36,816,546 shares outstanding, as adjusted..............        18           18

Additional paid-in capital..................................   106,080      249,942

Unrealized loss on marketable securities....................       (83)         (83)

Unearned stock-based compensation...........................    (1,661)      (1,661)

Accumulated earnings........................................    29,326       29,326
                                                              --------     --------

    Total stockholders' equity..............................   133,680      277,542
                                                              --------     --------

      Total capitalization..................................  $133,680     $277,542
                                                              ========     ========


---------


(1) In May 2000, our stockholders approved an increase in our authorized common stock from 50,000,000 shares to 175,000,000 shares.


The outstanding share information excludes:

    - 4,189,667 shares issuable upon exercise of outstanding stock options as of March 31, 2000 with a weighted average exercise price of $22.12 per share; and

    - 770,819 shares reserved for issuance under our 1996 stock incentive plan and employee stock purchase plan.


    Subsequent to March 31, 2000, we reserved an additional 1,750,000 shares for issuance under our 1996 stock incentive plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following table presents selected consolidated balance sheet and consolidated statement of operations data as of and for the fiscal years ended December 31, 1995 through 1999 and for the three-month periods ended March 31, 1999 and 2000. The consolidated balance sheet data as of December 31, 1998 and 1999 and the consolidated statement of operations data for the fiscal years ended December 31, 1997, 1998 and 1999 are based on audited financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1995, 1996 and 1997 and the consolidated statement of operations data for the fiscal years ended December 31, 1995 and 1996 are based on audited financial statements not included in this prospectus. This data gives retroactive effect to our acquisition of Atlas Communication Engines in December 1999 which was accounted for as a pooling of interests. Our fiscal year is a 52 or 53-week fiscal year. As a result, our fiscal year may not end as of the same day as the calendar year. For convenience of presentation, the consolidated financial statements have been shown as ending on December 31 and March 31 of each applicable period. The information as of and for the three-month periods is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the three months ended
March 31, 2000 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2000, or any other future period.



                                                                                                                 THREE MONTHS
                                                                                                                  ENDED MARCH
                                                                           DECEMBER 31,                               31,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues.........................................  $25,073    $39,006    $ 50,394   $116,886   $200,067   $41,314    $67,295
Cost of net revenues.................................   10,944     18,987      27,583     57,906     91,257    19,533     29,737
                                                       -------    -------    --------   --------   --------   -------    -------
  Gross profit.......................................   14,129     20,019      22,811     58,980    108,810    21,781     37,558
Operating expenses:
  Sales and marketing................................    7,073      9,170      13,247     22,156     36,047     7,411     12,160
  Research and development...........................    6,928      8,088      17,038     14,719     21,615     3,926      7,449
  General and administrative.........................    1,820      2,310       7,019      5,518      8,269     1,552      3,296
  Acquisition costs..................................       --         --         597        185      1,650        --         --
  Litigation reserve release.........................       --         --          --         --         --        --     (1,843)
    Total operating expenses.........................   15,821     19,568      37,901     42,578     67,581    12,889     21,062
                                                       -------    -------    --------   --------   --------   -------    -------

Operating income (loss)..............................   (1,692)       451     (15,090)    16,402     41,229     8,892     16,496
Interest income, net and other income................       69      1,087       1,166        948      1,740       297        861
                                                       -------    -------    --------   --------   --------   -------    -------

Income (loss) before taxes...........................   (1,623)     1,538     (13,924)    17,350     42,969     9,189     17,357
Provision for income taxes...........................       12        108         171      1,749     13,616     1,449      5,728
                                                       -------    -------    --------   --------   --------   -------    -------

Net income (loss)....................................  $(1,635)   $ 1,430    $(14,095)  $ 15,601   $ 29,353   $ 7,740    $11,629
                                                       =======    =======    ========   ========   ========   =======    =======

Basic net income (loss) per share....................  $  (.35)   $   .10    $   (.66)  $    .54   $    .90   $   .25    $   .34
                                                       =======    =======    ========   ========   ========   =======    =======
Diluted net income (loss) per share..................  $  (.35)   $   .07    $   (.66)  $    .46   $    .81   $   .22    $   .31
                                                       =======    =======    ========   ========   ========   =======    =======
Weighted average shares outstanding for basic net
  income (loss) per share............................    4,712     14,798      21,489     28,810     32,536    30,925     34,459
Weighted average shares outstanding for diluted net
  income (loss) per share............................    4,712     21,183      21,489     33,847     36,458    35,626     37,785


                                                                               AS OF DECEMBER 31,                      AS OF
                                                              ----------------------------------------------------   MARCH 31,
                                                                1995       1996       1997       1998       1999       2000
                                                              --------   --------   --------   --------   --------   ---------
                                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  6,269   $21,507    $17,747    $23,489    $ 60,767   $ 63,568
Working capital.............................................     7,797    29,676     22,023     46,417      86,324     96,001
Total assets................................................    18,050    39,806     44,469     78,305     164,721    195,058
Notes payable, less current portion.........................     1,178        --         --         --          --         --
Convertible redeemable preferred stock......................    22,360        --         --         --          --         --
Convertible preferred stock.................................        --     1,975      9,496         --          --         --
Total stockholders' equity (deficit)........................   (12,672)   33,033     26,927     53,928     113,270    133,680

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHER THINGS, STATEMENTS REGARDING OUR ANTICIPATED PRODUCT, CUSTOMER AND GEOGRAPHIC REVENUE MIX, GROSS MARGINS AND OPERATING COSTS AND EXPENSES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS AS WELL AS IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


OVERVIEW


    We were incorporated in December 1990. We were engaged principally in research and development from inception through September 1992, when we began volume shipments of our first voice communications product, the SoundStation. Currently, our voice communications product line consists principally of the SoundStation, SoundStation EX, SoundStation Premier, SoundStation Premier EX, SoundPoint and SoundPoint Pro. In January 1998, we completed the acquisition of ViaVideo, a development stage company that designed and developed high-quality, low-cost, easy-to-use, group video communications systems. In February 1998, we began customer shipments of the ViewStation product family, our video communications equipment product line. Currently, our video communications product line consists principally of the ViewStation 128, ViewStation 512, ViewStation V.35, ViewStation MP, ViewStation SP, StreamStation, WebStation, ShowStation IP and the MeetingSite 5000. In December 1999, we acquired Atlas, a privately-held, OEM supplier of IADs, and an emerging supplier of DSL routers. In addition, Atlas also sold non-DSL custom communications products under OEM arrangements. Atlas' line of IADs and DSL routers, which have become our network access product line, provides voice and data over the rapidly-growing DSL network.


    Through March 31, 2000, we derived a majority of our net revenues from sales of our ViewStation and SoundStation products. Although we expect IADs and DSL routers to become an increasingly important revenue contributor, we anticipate that the ViewStation and SoundStation product lines will continue to account for a significant portion of our net revenues at least through the year ending December 31, 2000. Any factor adversely affecting the demand or supply for these products would harm our business, financial condition, cash flows and results of operations.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


    The following table sets forth, as a percentage of net revenues, consolidated statements of operations data for the periods indicated.



                                                                       YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                1997             1998             1999
                                                              --------         --------         --------
Net revenues................................................    100%             100%             100%
Cost of net revenues........................................     55               50               46
                                                                ---              ---              ---
    Gross profit............................................     45               50               54
Operating expenses:
  Sales and marketing.......................................     26               19               18
  Research and development..................................     34               12               11
  General and administrative................................     14                5                4
  Acquisition costs.........................................      1               --                1
                                                                ---              ---              ---
    Total operating expenses................................     75               36               34
                                                                ---              ---              ---
Operating income (loss).....................................    (30)              14               20
Interest income, net........................................      2                1                1
Other income (expense)......................................     --               --               --
                                                                ---              ---              ---
Income (loss) before provision for income taxes.............    (28)              15               21
Provision for income taxes..................................     --                2                6
                                                                ---              ---              ---
Net income (loss)...........................................    (28)%             13%              15%
                                                                ===              ===              ===


    NET REVENUES


    Net revenues for 1999 were $200.1 million, an increase of $83.2 million, or 71%, compared to 1998. This increase was due in large part to revenues from the video communications products. This product line began shipping in February of 1998 and we have added various models since that time. Additionally, voice communications product line sales volume increases also contributed to the revenue growth. Further, while a majority of the growth was in North America, we also experienced growth in Europe due to our increase in investment in this region in 1999.



    Net revenues for 1998 were $116.9 million, an increase of $66.5 million, or 132%, compared to 1997. This increase was due in large part to revenues from the video communications products which were not part of the prior year's revenue stream. Additionally, voice communications product line sales volume increases, primarily in North America, also contributed to the revenue growth. Further, in 1998 we recorded $2.5 million in revenue relating to a joint development and marketing agreement with the Minnesota Mining and Manufacturing Company, or 3M, concerning the ViewStation product line. This 1998 3M revenue compares with the $3.0 million in 1997 revenue associated with a joint development and marketing agreement with 3M concerning the ShowStation IP.



    In 1997, 1998 and 1999, we derived a substantial majority of our net revenues from sales of our video communications and voice communications products. Lucent Technologies accounted for 10%, 11% and 11% of net revenues in 1997, 1998 and 1999. No other customer or reseller accounted for more than 10% of our net revenues during these periods. See note 13 of notes to consolidated financial statements for business segment information.



    International net revenues, or revenues outside of North America, accounted for 21%, 23% and 31% of net revenues for 1997, 1998, and 1999. See note 13 of notes to consolidated financial statements for further information with regard to our international sales. In 1999, we invested greater resources in

Europe over 1998 which helped drive volumes and revenues up as a percentage of our revenues. Within Europe, video revenues were the primary reason for the increase. In addition, Asia also increased as a percentage of our net revenues. In 1998, volume increases in all international regions, primarily Europe, contributed to the increase in the percentage of international revenue over 1997.



    We anticipate that international sales will continue to account for a significant portion of net revenues for the foreseeable future, and we plan to continue our expansion in Europe and Asia in 2000. International sales, however, are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Additionally, international net revenues may fluctuate as a percentage of net revenues in the future as we introduce new products, since we expect to initially introduce any new products in North America and also because of the additional time required to make our products ready for sale globally and regulatory approvals of new products in international markets. To the extent we are unable to expand international sales in a timely and cost-effective manner, our business could be harmed. We cannot assure you that we will be able to maintain or increase international market demand for our products. Additionally, to date, a substantial majority of our international sales has been denominated in U.S. currency; however, if international sales were denominated in local currencies in the future, these transactions would be subject to currency fluctuation risks. Further, beginning January 1, 1999, the participating member countries of the European Union agreed to adopt the European Currency Unit, or euro, as the common legal currency. On that same date they established fixed conversion rates between their existing sovereign currencies and the euro. The establishment of the euro has not had any significant impact on us to date and should not in the future since a substantial majority of our international sales are denominated in U.S. currency.


    COST OF NET REVENUES


    Cost of net revenues consists primarily of contract manufacturer costs, including material and direct labor, our manufacturing organization, tooling depreciation, warranty expense and an allocation of overhead expenses. The cost of net revenues as a percentage of net revenues was 55% in 1997 compared to 50% in 1998 and 46% in 1999. The improvement in cost over 1998 is attributable to a more favorable product mix as more shipments of the higher margin video products occurred, and favorable material price improvements. These decreases were offset by a write-down of ShowStation IP inventory and the SoundPoint inventory to net realizable value and reduced revenue received under a joint development and marketing agreement with 3M concerning the ViewStation which had very low associated costs. We received $900,000 in revenue under this agreement in 1999 compared to $2.5 million in 1998. The margin improvement in 1998 from 1997 is attributable to a more favorable product mix, royalty revenues with no associated costs, favorable material price improvements and favorable manufacturing variances related to increased production levels.



    Forecasting future gross margin percentages is difficult. While we expect that the overall cost of net revenues percentage will be within a few percentage points of the current level, there are a number of risks associated with maintaining our current gross margin levels. For example, uncertainties surrounding competition, changes in technology, changes in product mix, manufacturing efficiencies of subcontractors, manufacturing and purchased part variances, warranty costs and timing of sales over the next few quarters can cause our cost of net revenues percentage to fluctuate significantly. Additionally, our IAD and DSL equipment products, VoIP products and other desktop products have a significantly higher cost of net revenue percentage than our ViewStation and SoundStation product lines. If the IAD, DSL, VoIP and other desktop products grow to be become a significant revenue stream, this will have a negative effect on our future cost of net revenues percentages. Also, we may reduce prices on our products in the future for competitive reasons or to stimulate demand which could increase our cost of net revenues percentage; however, these possible price reductions may not offset competitive pressures or stimulate demand. In addition, cost variances associated with the manufacturing ramp of new products, such as the ViewStation

4000 and ViewStation FX or any other new product, could occur which would increase our cost of net revenues percentage. Further, gross margins associated with the ShowStation IP, ViewStation SP and the SoundPoint Pro are lower than the targeted gross margins of our product portfolio, yet the gross margins for the WebStation are closer to the targeted gross margins. The contribution of these products can have a significant impact on our overall gross margins.



    In addition to the uncertainties listed above, cost of net revenues as a percentage of net revenues may increase due to a change in the mix of distribution channels and the mix of international versus North American revenues. We had realized lower cost of net revenues as a percentage of net revenues on our direct sales than on sales through indirect channels. Because we no longer sell our products through a direct sales force, profit margins will be negatively impacted.


    SALES AND MARKETING


                                                                                                    INCREASE
                                                                                                 (DECREASE) FROM
                                                  YEAR ENDED DECEMBER 31,                          PRIOR YEAR
                                         ------------------------------------------         -------------------------
                                           1997             1998             1999             1998             1999
                                         --------         --------         --------         --------         --------
                                                   (DOLLARS IN THOUSANDS)
Expenses...............................  $13,247          $22,156          $36,047             67%              63%
Percentage of net revenues.............       26%              19%              18%            (7%)             (1%)



    Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional expenses, product marketing, an allocation of overhead expenses and customer service and support costs. The increase in sales and marketing expenses in absolute dollars in 1999 from 1998 was primarily related to increased advertising and promotional expenditures for our video and voice communications products. Additionally, increased investment in our worldwide sales effort and the resulting staff increases also contributed to the increase from 1998. The increase in sales and marketing expenses in absolute dollars in 1998 from 1997 was primarily related to increased investment in our video communications sales effort. As mentioned previously, we first began selling the ViewStation products in 1998 and, consequently, had little sales and marketing expenses in 1997 associated with these products. Additionally, increases in our voice communications sales efforts in 1998 have also contributed to the overall increase from 1997.



    We expect to continue to increase our sales and marketing expenses in absolute dollar amounts in an effort to expand North American and international markets, market new products and establish and expand distribution channels. In particular, our acquisition of Atlas expanded our product portfolio into the DSL access market which will require significant additional marketing expenditures to communicate the value of our new product offerings as well as significant additional sales expenditures to develop a new sales organization for this market. In addition, due to the innovative nature of our ViewStation, StreamStation, WebStation and ShowStation IP products, we believe we will incur additional expenses for sales and marketing, especially advertising, to educate potential customers as to the desirability of these products over competing products. In addition, we will further invest in the European and Asian markets, increasing the absolute dollars spent in this area. Also, the launch of the StreamStation product, a product that streams point-to-point or multipoint video communications using the ViewStation to the Web, as well as VoIP and other potential desktop products, will cause an increase in our sales and marketing expenses. Additionally, this video streaming market is new for us and significant investments may need to be made to become successful. Further, we are currently expanding our service organization to provide expanded and improved support for our products which will increase our sales and marketing expenses.

    RESEARCH AND DEVELOPMENT


                                                                                                    INCREASE
                                                                                                 (DECREASE) FROM
                                                  YEAR ENDED DECEMBER 31,                          PRIOR YEAR
                                         ------------------------------------------         -------------------------
                                           1997             1998             1999             1998             1999
                                         --------         --------         --------         --------         --------
                                                   (DOLLARS IN THOUSANDS)
Expenses...............................  $17,038          $14,719          $21,615            (14%)             47%
Percentage of net revenues.............       34%              12%              11%           (22%)             (1%)



    Research and development expenses consist primarily of compensation costs, consulting fees, depreciation and an allocation of overhead expenses. Research and development expenses increased in 1999 from 1998 due to increases in the network access, video and voice product lines. The decrease in 1998 when compared to 1997 was primarily attributable to higher development expenses for our ShowStation IP and ViewStation products in 1997 which resulted in the initial launch of these products in early 1998. For the remainder of 1998, the development charges for these products normalized. These decreases were offset somewhat by increases related to our voice communications product line. In all years presented, all research and development costs have been expensed as incurred.


    We believe that technological leadership is critical to our success and we are committed to continuing a high level of research and development. Also, continued investment in new product initiatives such as VoIP and desktop products will require significant research and development spending. Consequently, we intend to increase research and development expenses in absolute dollars and as a percentage of net revenues in the future. However, due to the extremely competitive hiring market in the high-technology industries, we may not be able to find or hire qualified personnel in a timely manner or at all. In fact, we established a development office in Boston, Massachusetts in 1999 in an attempt to broaden our recruiting of top technical talent.

    GENERAL AND ADMINISTRATIVE


                                                                                                       INCREASE
                                                                                                    (DECREASE) FROM
                                                     YEAR ENDED DECEMBER 31,                          PRIOR YEAR
                                            ------------------------------------------         -------------------------
                                              1997             1998             1999             1998             1999
                                            --------         --------         --------         --------         --------
                                                      (DOLLARS IN THOUSANDS)
Expenses..................................   $7,019           $5,518           $8,269            (21%)             50%
Percentage of net revenues................       14%               5%               4%            (9%)             (1%)



    General and administrative expenses consist primarily of compensation costs, an allocation of overhead expense, bad debt write-offs, legal expenses and accounting expenses. The increase in general and administrative expenses in 1999 from 1998 is due to increased staffing and infrastructure costs to support our growth including the conversion to a new management information system. The decrease in general and administrative expenses in 1998 when compared to 1997 is due to lower legal expenses associated with the VTEL and Datapoint lawsuits. This decrease was offset by increases related to increased staffing and infrastructure to support our growth. Additionally, during the third quarter of 1998, we reversed a contingency reserve associated with the Datapoint litigation which was resolved favorably during that quarter.


    We believe that our general and administrative expenses will increase in absolute dollar amounts in the future primarily as a result of expansion of our administrative staff and costs related to supporting a larger company. These additional charges include expenses related to a new information system, a new tax deferral strategy and infrastructure charges related to the significant investments being made in Europe and Asia. Additionally, write-offs associated with bad debt are difficult to predict and material write-offs could negatively affect the profitability in the quarter they are realized.

    ACQUISITION COSTS


    We incurred expenses totaling $600,000, $200,000 and $1.7 million in 1997, 1998 and 1999. In 1997 and 1998, the costs incurred were related to the acquisition of ViaVideo. In 1999, these costs were related to the acquisition of Atlas in December 1999. A significant portion of these charges for both acquisitions were for outside legal, accounting and financial advisory services. We do not anticipate any further material acquisition-related expenses associated with either of these acquisitions; however, we cannot assure you that other expenses related to these or other acquisitions will not be incurred or, if incurred, will not be material.


    OTHER INCOME AND EXPENSE


    Interest income consists of interest earned on our cash, cash equivalents and investments. Interest expense is from our bank debt facilities. Interest income, net was $1.2 million, $1.0 million and $1.8 million for 1997, 1998 and 1999. The fluctuations in interest income, net are due primarily to changes in average cash and investment balances throughout the year.


    PROVISION FOR INCOME TAXES

    In 1997, 1998 and 1999, the provision for income taxes was $200,000, $1.7 million and $13.6 million. The provision for income taxes in 1997 and 1998 were primarily for state, federal alternative minimum and certain foreign taxes. The increase in income taxes for 1999 is due to increased profitability. The valuation allowance established in prior years was reversed in 1999 due to our belief that the deferred tax assets will more likely than not be realized.

    As of December 31, 1999, we had approximately $4.8 million in net operating loss carryforwards and $300,000 in tax credit carryforwards as well as other deferred tax assets arising from temporary differences. See note 12 of notes to consolidated financial statements.

THREE MONTHS ENDED MARCH 31, 1999 AND MARCH 31, 2000

    The following table sets forth, as a percentage of net revenues, condensed consolidated statements of operations data for the periods indicated.


                                                                    THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              -------------------------
                                                                1999             2000
                                                              --------         --------
Net revenues................................................    100%             100%
Cost of net revenues........................................     47               44
                                                                ---              ---
    Gross profit............................................     53               56
                                                                ---              ---
Operating expenses:
  Sales and marketing.......................................     18               18
  Research and development..................................      9               11
  General and administrative................................      4                5
  Litigation reserve release................................     --               (3)
                                                                ---              ---
    Total operating expenses................................     31               31
                                                                ---              ---
Operating income............................................     22               25
Interest income, net........................................      1                1
Other income, net...........................................     --               --
                                                                ---              ---
Income before taxes.........................................     23               26
Provision for income taxes..................................      4                9
                                                                ---              ---
Net income..................................................     19%              17%
                                                                ===              ===

    NET REVENUES


    Net revenues for the three months ended March 31, 2000 were $67.3 million, an increase of $26.0 million, or 63%, as compared to the same period of 1999. The increase was due primarily to an increased sales volume of video communications products. In addition, sales volume increases in the voice communications and network access product lines also contributed to the improvement over 1999.



    In the three months ended March 31, 1999 and 2000, we derived a substantial majority of our net revenues from sales of our video communications and voice communications products. See note 5 of notes to condensed consolidated financial statements (unaudited) for business segment information. No customer accounted for more than 10% of our net revenues in the period ended March 31, 2000. Lucent Technologies accounted for 10% of net revenues in the three months ended
March 31, 1999. No other customer or reseller accounted for more than 10% of our net revenues during the three months ended March 31, 1999.



    International net revenues, or revenues outside of North America, accounted for 25% and 37% of net revenues for the three months ended March 31, 1999 and 2000, respectively. The increase in the international percentage of our net revenues was due primarily to increased sales in the European region as we continue to invest capital and headcount resources in this region.


    COST OF NET REVENUES


    The cost of net revenues as a percentage of net revenues for the three months ended March 31, 1999 and 2000 was 47% and 44%. The decrease in cost of net revenues as a percentage of net revenues is attributable to a more favorable product mix from increased shipments of higher margin video products, and favorable material price improvements. These cost decreases were offset by a write-down of certain media server inventory, including the ShowStation IP, to net realizable value.


    SALES AND MARKETING


                                                             THREE MONTHS ENDED
                                                         ---------------------------
                                                         MARCH 31,         MARCH 31,          INCREASE
                                                           1999              2000            (DECREASE)
                                                         ---------         ---------         ----------
                                                           (DOLLARS IN THOUSANDS)
Expenses...............................................   $7,411            $12,160              64%
Percentage of net revenues.............................       18%                18%              0%



    The increase in sales and marketing expenses in absolute dollars in the three months ended March 31, 2000 over the comparable period of 1999 was primarily related to increased advertising and promotional expenditures for our video communications and network access products. Additionally, an increase in our investment in our worldwide sales efforts also contributed to the increase over the comparable period of 1999.


    RESEARCH AND DEVELOPMENT


                                                             THREE MONTHS ENDED
                                                         ---------------------------
                                                         MARCH 31,         MARCH 31,          INCREASE
                                                           1999              2000            (DECREASE)
                                                         ---------         ---------         ----------
                                                           (DOLLARS IN THOUSANDS)
Expenses...............................................   $3,926            $7,449               90%
Percentage of net revenues.............................        9%               11%               2%



    Expense increases in video and voice communications and network access product development contributed to the total increase in research and development expenses for the three months ended

March 31, 2000 over the comparable period of 1999. As of March 31, 2000, all research and development costs have been expensed as incurred.


    GENERAL AND ADMINISTRATIVE


                                                             THREE MONTHS ENDED
                                                         ---------------------------
                                                         MARCH 31,         MARCH 31,          INCREASE
                                                           1999              2000            (DECREASE)
                                                         ---------         ---------         ----------
                                                           (DOLLARS IN THOUSANDS)
Expenses...............................................   $1,552            $3,296               112%
Percentage of net revenues.............................        4%                5%                1%



    The increase in general and administrative expenses in the three months ended March 31, 2000 over the comparable period of 1999 is due to increased staffing and infrastructure costs to support our growth including the conversion to a new management information system as well as higher bad debt expense.


    LITIGATION RESERVE RELEASE

    On September 3, 1997, VTEL Corporation, or VTEL, filed a lawsuit in the State District Court in Travis County, Texas against ViaVideo, one of our subsidiaries, and its founders who were formerly employed by VTEL. On May 27, 1998, VTEL amended its suit to add us as a defendant. In the lawsuit, VTEL alleged breach of contract, breach of confidential relationship, disclosure of proprietary information and related allegations. ViaVideo, its founders and we answered the suit, denying in their entirety VTEL's allegations. On March 3, 2000, VTEL voluntarily dismissed the allegations against us and ViaVideo with prejudice for no consideration. As a one-time item, the excess accrual associated with the expenses we estimated we would incur in connection with this lawsuit, totaling $1.8 million, was released to income since no further material expenses will be incurred.

    OTHER INCOME AND EXPENSE


    Interest income consists of interest earned on our cash, cash equivalents and investments. Interest expense is from our bank debt facilities. Interest income, net was $300,000 and $800,000 for the three months ended March 31, 1999 and 2000. The fluctuations in interest income, net are due primarily to changes in average cash and investment balances throughout the year.


    PROVISION FOR INCOME TAXES

    In the three months ended March 31, 1999 and 2000, the provision for income taxes was $1.4 million and $5.7 million. The increase in income taxes for the current period over the same period last year was due to our increased profitability offset by a reduction in the tax provision rate associated with the recent development and implementation of our international structure. Additionally, the valuation allowance established in prior years was reversed in the three months ended March 31, 1999 due to our belief that the deferred tax assets will more likely than not be realized.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

    The following tables set forth our unaudited quarterly condensed consolidated statements of income data for each of the five quarters ended
March 31, 2000, and this data expressed as a percentage of our net revenues for each of these five quarters. This quarterly information is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                          THREE MONTHS ENDED
                                                    ---------------------------------------------------------------
                                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                                      1999        1999         1999            1999         2000
                                                    ---------   --------   -------------   ------------   ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues......................................   $41,314    $45,981       $52,284        $60,488       $67,295
Cost of net revenues..............................    19,533     20,833        23,661         27,230        29,737
                                                     -------    -------       -------        -------       -------
  Gross profit....................................    21,781     25,148        28,623         33,258        37,558
                                                     -------    -------       -------        -------       -------
Operating expenses:
  Sales and marketing.............................     7,411      8,369         9,676         10,591        12,160
  Research and development........................     3,926      5,045         5,719          6,925         7,449
  General and administrative......................     1,552      1,942         2,198          2,577         3,296
  Acquisition costs...............................        --         --            --          1,650            --
  Litigation reserve release......................        --         --            --             --        (1,843)
                                                     -------    -------       -------        -------       -------
    Total operating expenses......................    12,889     15,356        17,593         21,743        21,062
                                                     -------    -------       -------        -------       -------
Operating income..................................     8,892      9,792        11,030         11,515        16,496
Interest income, net..............................       303        392           454            622           790
Other income (expense)............................        (6)       (13)          (10)            (2)           71
                                                     -------    -------       -------        -------       -------
Income before taxes...............................     9,189     10,171        11,474         12,135        17,357
Provision for income taxes........................     1,449      3,667         4,252          4,248         5,728
                                                     -------    -------       -------        -------       -------
Net income........................................   $ 7,740    $ 6,504       $ 7,222        $ 7,887       $11,629
                                                     =======    =======       =======        =======       =======
Basic net income per share........................   $   .25    $   .20       $   .22        $   .24       $   .34
                                                     =======    =======       =======        =======       =======
Diluted net income per share......................   $   .22    $   .18       $   .20        $   .21       $   .31
                                                     =======    =======       =======        =======       =======
Weighted average shares outstanding for basic net
  income per share................................    30,925     32,594        33,071         33,542        34,459
Weighted average shares outstanding for diluted
  net income per share............................    35,626     36,295        36,679         37,232        37,785

                                                                    AS A PERCENTAGE OF NET REVENUES
                                                    ---------------------------------------------------------------
                                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                                      1999        1999         1999            1999         2000
                                                    ---------   --------   -------------   ------------   ---------
Net revenues......................................       100%       100%          100%           100%          100%
Cost of net revenues..............................        47         46            45             45            44
                                                     -------    -------       -------        -------       -------
  Gross profit....................................        53         54            55             55            56
                                                     -------    -------       -------        -------       -------
Operating expenses:
  Sales and marketing.............................        18         18            19             18            18
  Research and development........................         9         11            11             11            11
  General and administrative......................         4          4             4              4             5
  Acquisition costs...............................        --         --            --              3            --
  Litigation reserve release......................        --         --            --             --            (3)
                                                     -------    -------       -------        -------       -------
    Total operating expenses......................        31         33            34             36            31
                                                     -------    -------       -------        -------       -------
Operating income..................................        22         21            21             19            25
Interest income, net..............................         1          1             1              1             1
Other income (expense)............................        --         --            --             --            --
                                                     -------    -------       -------        -------       -------
Income before taxes...............................        23         22            22             20            26
Provision for income taxes........................         4          8             8              7             9
                                                     -------    -------       -------        -------       -------
Net income........................................        19%        14%           14%            13%           17%
                                                     =======    =======       =======        =======       =======

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 2000, our principal sources of liquidity included cash and cash equivalents of $49.1 million, short-term investments of $14.5 million and long-term investments of $15.3 million. Additionally, we have a $15.0 million line of credit with a bank. The line of credit facility contains provisions that require the maintenance of certain financial ratios and profitability requirements. As of March 31, 2000, we were in compliance with these covenants.


    We generated cash from operating activities totaling $38.6 million and $2.7 million and used cash in operating activities of $8.6 million for the years ended 1999, 1998 and 1997, respectively. The improvement in cash from operating activities in 1999 over 1998 was due primarily to the improvement in net income before non-cash items, an increase in accounts and taxes payable and a smaller increase in inventories, offset somewhat by the growth in receivables and deferred taxes. The improvement in cash from operating activities in 1998 over 1997 was due primarily to the improvement in net income before non-cash items and a reduction in non-trade receivables, offset somewhat by the growth in receivables and inventory and a smaller increase in accounts payable and accrued liabilities.


    We generated cash from operating activities totaling $9.1 million and $11.2 million for the three months ended March 31, 1999 and 2000, respectively. The improvement in cash from operating activities in the 2000 period over the same period of 1999 was due primarily to the improvements in net income before non-cash items and increases in accounts and taxes payable, offset somewhat by higher growth in inventories, receivables and other assets.


    The total net change in cash and cash equivalents for 1999 was an increase of $17.9 million. The primary sources of cash were $38.6 million from operating activities, $15.0 million in proceeds from an exercise of warrants by the Minnesota Mining and Manufacturing Company and $5.6 million from the issuance of stock associated with the exercise of stock options and purchases under the employee stock purchase plan. The primary uses of cash during 1999 were net purchases of investments of $34.5 million and purchases of property, plant and equipment of $7.2 million. The positive cash from operating activities during this time was primarily the result of positive net income before considering non-cash expenses such as depreciation and higher total current liabilities, including accounts payable and taxes payable, offset by an increase in accounts receivable, deferred taxes and inventory.


    The total net change in cash and cash equivalents for the three months ended March 31, 2000 was an increase of $13.1 million. The primary sources of cash were $11.2 million from operating activities, $10.1 million from net sales and maturities of investments and $4.0 million associated with the exercise of stock options and purchases under our employee stock purchase plan. The primary uses of cash during this same period were purchases of licenses of $8.3 million and purchases of property, plant and equipment of $3.8 million. The positive cash from operating activities was primarily the result of positive net income before considering non-cash expenses such as depreciation and amortization and higher total current liabilities, including accounts payable and taxes payable, offset by an increase in inventories, accounts receivable, deferred taxes and other assets.

    Our material commitments consist of obligations under our operating leases. We also maintain, from time to time, commercial letters of credit as payments for the importation of certain products. These amounts do not exceed $300,000 and are outstanding less than 120 days.


    We believe that our available cash and cash equivalents, short-term investments, bank line of credit and the anticipated proceeds of this offering will be sufficient to meet our operating expenses and capital requirements for at least the next twelve months. We may require or desire additional funds to support our working capital requirements or for other purposes, such as acquisitions or competitive reasons, and may seek to raise such additional funds through public or private equity financing or from other sources. We cannot assure you that additional financing will be available at all or that, if available, financing will be obtainable on terms favorable to us and would not be dilutive. Our future liquidity and cash requirements will depend on numerous factors, including the introduction of new products and potential acquisitions of related businesses or technology.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and bank borrowings. We do not use derivative financial instruments in our investment portfolio, and our investment portfolio only includes highly liquid instruments with a maturity of no more than two years.

    We are subject to fluctuating interest rates that may impact, adversely or otherwise, our results of operations or cash flows for our variable rate bank borrowings, available-for-sale securities and cash and cash equivalents.

    The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations as of March 31, 2000:

                                                                      EXPECTED MATURITY
                                                      --------------------------------------------------
                                                        2000          2001          2002         TOTAL
                                                      --------      --------      --------      --------
                                                            (IN THOUSANDS, EXCEPT INTEREST RATES)
ASSETS
Cash and cash equivalents...........................  $49,091            --            --       $49,091
  Average interest rates............................     2.79%           --            --          2.79%

Investments.........................................  $18,789       $10,957            --       $29,746
  Average interest rates............................     4.98%         4.91%           --          4.95%
LIABILITIES
Bank line of credit.................................       --            --            --            --
  Average interest rates............................     9.00%           --            --          9.00%

    The estimated fair value of our cash and cash equivalents approximates the principal amounts reflected above based on the short maturities of these financial instruments. The estimated fair value of our debt obligations approximates the principal amounts reflected above based on rates currently available to us for debt with similar terms and remaining maturities.

RECENT ACCOUNTING PRONOUNCEMENTS


    In June 1998, the Financial Accounting Standards Board, or FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," or
SFAS 133. SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. We believe that adoption of this pronouncement will not have a material impact on our financial position and results of operations.


    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The effective date of this pronouncement is the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We believe that adopting SAB 101 will not have a material impact on our financial position and results of operations.


    In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occurred after either December 15, 1998 or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to March 31, 2000 did not have a material effect on our financial statements. We do not expect that the adoption of the remaining provisions will have a material impact on our financial statements.

                                   MANAGEMENT




    Our executive officers, and their ages and positions as of July 12, 2000, are as follows:



NAME                               AGE                              POSITION(S)
----                             --------   ------------------------------------------------------------
Robert C. Hagerty..............     48      Chairman of the Board of Directors, Chief Executive Officer
                                            and President
Michael R. Kourey..............     41      Senior Vice President, Finance and Administration, Chief
                                            Financial Officer, Secretary and Director
Sunil K. Bhalla................     43      Senior Vice President and General Manager, Voice
                                              Communications
Dale A. Bastian................     46      Senior Vice President, Worldwide Sales
Ardeshir Falaki................     41      Senior Vice President and General Manager, Business
                                            Solutions and Services
Alan D. Hagedorn...............     52      Senior Vice President, Manufacturing
Craig B. Malloy................     38      Senior Vice President and General Manager, Video
                                              Communications
Hans Schwarz...................     54      Senior Vice President and General Manager, Network Access
                                              Products
Betsy S. Atkins................     46      Director
John Seely Brown...............     60      Director
John A. Kelley.................     50      Director
Stanley J. Meresman............     53      Director
William A. Owens...............     60      Director


    Mr. Hagerty joined us in December 1996 as our President and Chief Operating Officer and as a member of our board of directors. In July 1998, Mr. Hagerty was named Chief Executive Officer, and in March 2000, Mr. Hagerty was named Chairman of our board of directors. Prior to joining us, Mr. Hagerty served as President of Stylus Assets, Ltd., a developer of software and hardware products for fax, document management and Internet communications. He also held several key management positions with Logitech, including Operating Committee Member to the Office of the President, and Senior Vice President/General Manager of Logitech's retail division and worldwide operations. In addition, Mr. Hagerty's career history includes positions as Vice President, High Performance Products for Conner Peripherals, Director of Manufacturing Operations and General Manager for Signal Corporation, and Operations Manager for Digital Equipment Corporation. Mr. Hagerty holds a B.S. in Operations Research and Industrial Engineering from the University of Massachusetts, and an M.A. in Management from St. Mary's College of California.

    Mr. Kourey has been one of our directors since January 1999, has served as our Senior Vice President, Finance and Administration since January 1999 and as our Chief Financial Officer since January 1995. Mr. Kourey has served as our Secretary since June 1993. He also served as Vice President, Finance and Administration from January 1995 to January 1999, Vice President, Finance and Operations from July 1991 to January 1995 and as our Treasurer from June 1993 to March 1997. Prior to joining us, he was Vice President, Operations of Verilink Corporation. Mr. Kourey holds a B.S. in Managerial Economics from the University of California, Davis, and an M.B.A. from the University of Santa Clara.


    Mr. Bhalla joined us in February 2000 as Senior Vice President and General Manager, Voice Communications. Before joining us, Mr. Bhalla served as Vice President and General Manager of Polaroid Corporation's Internet Business and also served as Polaroid's Vice President and General Manager, Worldwide Digital Imaging Business. Previously, Mr. Bhalla also held posts as Director of Strategic Marketing at Computervision Corporation, as well as senior management positions with Digital Equipment Corporation. Mr. Bhalla holds an M.S. in Mechanical/Systems Engineering and CAD/CAM from Lehigh University.

    Mr. Bastian joined us in July 1997 as Senior Vice President, Worldwide Sales. Before joining us, Mr. Bastian served as Vice President, Sales and Marketing for Allen Telecom Group. Previously, Mr. Bastian also held posts as Vice President of Sales for Rose Communications and Digital Sound Corporation, as well as sales management positions with Commterm Corporation, Code-A-Phone Corporation and Sony Corporation. Mr. Bastian holds a B.B.A. in Management from Ohio University.



    Mr. Falaki joined us in April 1996, as Vice President, Data Communications Engineering. In January 1998, he was promoted to Senior Vice President and General Manager, Data Communications Products and in 1999 he assumed the responsibility of the Business Solutions and Services Organization which provide worldwide service and support for our customers. Mr. Falaki was formerly Director of Performance Systems for PictureTel Corporation, a video communications provider. Previously, he held a variety of key engineering, sales and marketing positions at PictureTel. Before joining PictureTel, Mr. Falaki served in various engineering positions at Siemens Energy and Automation, Inc. Mr. Falaki brings over nine years of conferencing development experience to Polycom. Mr. Falaki holds a B.S.E.E. from Northeastern University and participated in graduate studies in Electrical Engineering and Physics at the University of Massachusetts.



    Mr. Hagedorn joined us in September 1996 as the Senior Vice President, Manufacturing. Mr. Hagedorn was formerly Vice President of Manufacturing for Amati Communications, Inc., a developer of advanced transmission equipment. Prior to that, he served as Vice President of Manufacturing for Network Computing Devices, Inc. and has held senior manufacturing positions with companies including PRIAM, Inc. and Anicon, Inc. Mr. Hagedorn brings over
26 years of experience in high tech manufacturing to his position at Polycom. Mr. Hagedorn holds a B.A. in Management from California State University, Fullerton.



    Mr. Malloy joined us in January 1998 and is currently Senior Vice President and General Manager, Video Communications. Mr. Malloy co-founded ViaVideo in 1996. Prior to founding ViaVideo, Mr. Malloy served in various marketing management roles at VTEL, including Manager of Product Marketing and Director of Commercial Analysis. Mr. Malloy also held marketing and manufacturing management positions with Baxter Healthcare and Pfizer-Shiley, and served as a lieutenant in the U.S. Navy. Mr. Malloy holds a B.S. degree in Political Science from the United States Naval Academy and an M.B.A. degree from the University of California, Los Angeles.


    Mr. Schwarz joined us in April 2000 as the Senior Vice President and General Manager, Network Access Products. Mr. Schwarz previously served as Senior Vice President for Product Management and Development at Auspex Systems, a developer of advanced network content storage solutions. Prior to Auspex, he was associated with Siemens for over 20 years. As senior vice president and general manager for IP telephony and enterprise data networks for Siemens Information and Communications Networks, Schwarz was responsible for the development of VoIP enterprise communication systems. He also served as general manager for a 3Com/Siemens joint-venture IP telephony solutions start-up. Prior positions also include vice president roles in Siemens Business Communications Inc., Siemens Rolm, and BiiN Information Systems, as well as senior director and management positions at Rolm Systems, a joint venture between Intel and Siemens, and the Process Automation Division of Siemens AG.

    Ms. Atkins has been one of our directors since April 1999. Ms. Atkins has been a private investor since August 1993. Ms. Atkins served as President and Chief Executive Officer of NCI, Inc. from 1990 to 1993. From 1989 to 1990,
Ms. Atkins was Vice President of Marketing and Sales for Ascend Communications Corporation. Ms. Atkins is also a director of Lucent Technologies, Paradyne Corporation, Olympic Steel, Inc., Selectica Corporation, and a number of private companies. Ms. Atkins holds a B.A. from the University of Massachusetts.

    Mr. Kelley has been one of our directors since March 2000. Mr. Kelley has been President of Wholesale Markets for US West since May 1998. From 1995 to April 1998, Mr. Kelley served as Vice President and General Manager of Large Business and Government Accounts and President of Federal

Services for US West. Prior to joining US West, Mr. Kelley was the Area President for Mead Corporation's Zellerbach Southwest Business Unit and Vice President and General Manager for the Zellerbach Industrial Business Unit during 1991 to 1995. Mr. Kelley is also a director of InRoads of Colorado, a non-profit mentoring program for talented, low-income students and a director of the University of Southern California Center for Telecommunications Management.
Mr. Kelley holds a B.S. in Business from the University of Missouri.


    Mr. Brown has been one of our directors since August 1999. Mr. Brown has been the chief scientist at Xerox Corporation since 1992 and the director of its Palo Alto Research Center since 1990. In addition, Mr. Brown is a co-founder of the Institute for Research on Learning, a non-profit institute for addressing learning problems, a member of the National Academy of Education and a fellow of the American Association for Artificial Intelligence. Mr. Brown serves on the boards of Varian Medical Systems, FX Palo Alto Laboratories, and Corning Incorporated. Mr. Brown received a B.A. in Mathematics and Physics from Brown University, an M.S. in mathematics from the University of Michigan and a Ph.D. in Computer and Communications Sciences from the University of Michigan.


    Mr. Meresman has been one of our directors since January 1995. Mr. Meresman has been a private investor since August 1997. Mr. Meresman served as the Senior Vice President, Finance and Chief Financial Officer of Silicon Graphics, Inc. from May 1989 to May 1997. Prior to joining Silicon Graphics, Mr. Meresman was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor Corporation. Mr. Meresman is also a director of GRIC Corporation and a number of private companies. Mr. Meresman holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from Stanford University.


    Mr. Owens has been one of our directors since August 1999. Mr. Owens has been Co-Chief Executive Officer of Teledesic LLC, a satellite communications company, since February 1999 and Vice Chairman since 1998. He is also the Chairman and Chief Executive Officer of the affiliated Teledesic Holdings Ltd. From 1996 to 1998, Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation, or SAIC, an information technology systems integrator. From 1994 to 1996, he was Vice Chairman of the Joint Chiefs of Staff. Mr. Owens holds a B.A. in Mathematics from the U.S. Naval Academy, bachelor's and master's degrees in Politics, Philosophy, and Economics from Oxford University and a master's in Management from George Washington University.

                              SELLING STOCKHOLDER


    The only stockholder selling shares of our common stock in the offering is the 3M Financial Management Company, or 3M. As of July 12, 2000, this selling stockholder beneficially owned approximately 2,000,000 shares of our common stock, which is equal to approximately 5.6% of the outstanding shares of our common stock. After the sale of 1,000,000 shares in this offering, 3M will own approximately 2.8% of the outstanding shares of our common stock.



    The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which 3M has sole or shared voting power or investment power and also any shares which 3M has the right to acquire within sixty (60) days of July 12, 2000 through the exercise of any stock option or other right.

                                  UNDERWRITERS


    Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Thomas Weisel Partners LLC, Dain Rauscher Incorporated, UBS Warburg LLC and First Security Van Kasper are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:



                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
Thomas Weisel Partners LLC..................................
Dain Rauscher Incorporated..................................
UBS Warburg LLC.............................................
First Security Van Kasper...................................

                                                              ---------

        Total...............................................  2,600,000
                                                              ---------


    The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the underwriters' over-allotment option described below, if any such shares are taken.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $      a share under the public offering price. Any
underwriter may allow, and the dealers may reallow, a concession not in excess
of $      a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

    We and the selling stockholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 390,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the shares common stock. To the extent this over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

    Each of Polycom, our officers, directors and the selling stockholder, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, they will not, directly or indirectly:

    - Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise.

    The restrictions described in the previous paragraph do not apply to:

    - The sale to the underwriters of the shares of common stock under the underwriting agreement;

    - The issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

    - The issuance of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans that are in existence on the date of the prospectus and consistent with past practices; or

    - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering.

    Morgan Stanley & Co. Incorporated has agreed that, 15 days after the completion of this offering, it will release up to an aggregate of 100,000 shares held by some of our executive officers that are subject to the 90-day lockup restriction. Promptly after the 90-day period following the date of this prospectus, we have agreed to file a registration statement on Form S-3 covering the resale of the remaining 1,000,000 shares of our common stock that will be owned by 3M following the completion of this offering.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    The underwriting agreement provides that we and the selling stockholder, and the underwriters will indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since
December 1998, Thomas Weisel Partners has been named as a lead or co-manager on several filed and completed public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION


    We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.


    The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

    - The description of the common stock in our Registration Statement on Form 8-A filed on March 12, 1996, under Section 12(g) of the Exchange Act;


    - The description of our Preferred Shares Rights Agreement in our Registration Statement on Form 8-A filed on July 22, 1998, under
      Section 12(g) of the Exchange Act;


    - Our Annual Report on Form 10-K filed on March 29, 2000 for the fiscal year ended December 31, 1999;


    - Our Quarterly Report on Form 10-Q filed on May 17, 2000 for the quarter ended April 2, 2000; and


    - Our Current Report on Form 8-K dated December 1, 1999, as amended on Form 8-K/A dated February 11, 2000.

    Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Polycom, Inc., 1565 Barber Lane, Milpitas, California 95035, (408) 474-2000.

                                 POLYCOM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Operations.......................     F-4

Consolidated Statements of Stockholders' Equity.............     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

Financial Statements (unaudited for periods ending March 31,
  1999 and 2000):

Condensed Consolidated Balance Sheets as of December 31,
  1999 and March 31, 2000...................................    F-26

Condensed Consolidated Statements of Income for the Three
  Month Periods Ended March 31, 1999 and March 31, 2000.....    F-27

Condensed Consolidated Statements of Cash Flows for the
  Three Month Periods Ended March 31, 1999 and March 31,
  2000......................................................    F-28

Notes to Condensed Consolidated Financial Statements........    F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Polycom, Inc. and Polycom, Inc. Stockholders,

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Polycom, Inc. and its subsidiaries at December 31, 1998 and 1999, and results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
January 28, 2000, except for Note 15
which is as of March 3, 2000

                                 POLYCOM, INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
  Current assets:
    Cash and cash equivalents...............................  $18,006    $ 35,952
    Short-term investments..................................    5,483      24,815
    Accounts receivable, net of allowance for doubtful
      accounts of $871 and $1,304 in 1998 and 1999,
      respectively..........................................   25,168      47,445
    Inventories.............................................   17,326      18,136
    Deferred and refundable taxes...........................    2,594       9,059
    Prepaid expenses and other current assets...............    2,217       2,368
                                                              -------    --------
        Total current assets................................   70,794     137,775

    Fixed assets, net.......................................    6,802       9,795
    Noncurrent deferred taxes...............................       --       1,546
    Long-term investments...................................       --      15,050
    Other assets............................................      709         555
                                                              -------    --------
        Total assets........................................  $78,305    $164,721
                                                              =======    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable........................................  $12,683    $ 26,433
    Accrued payroll and related liabilities.................    3,505       4,031
    Taxes payable...........................................    1,405       9,633
    Other current liabilities...............................    6,784      11,354
                                                              -------    --------
        Total current liabilities...........................   24,377      51,451
                                                              -------    --------

    Commitments and contingencies (Note 8)..................       --          --

  Stockholders' equity:
    Preferred stock, $0.001 par value:
      Authorized: 5,000,000 shares in 1998 and 1999
      Issued and outstanding: none in 1998 and 1999.........       --          --
    Common stock, $0.0005 par value:
      Authorized: 50,000,000 shares
      Issued and outstanding: 31,097,583 shares in 1998 and
        34,342,874 shares in 1999...........................       16          17
    Additional paid-in capital..............................   65,465      97,594
    Unrealized loss on marketable securities................       --         (85)
    Unearned stock-based compensation.......................       --      (1,953)
    Retained earnings (deficit).............................  (11,553)     17,697
                                                              -------    --------
        Total stockholders' equity..........................   53,928     113,270
                                                              -------    --------
          Total liabilities and stockholders' equity........  $78,305    $164,721
                                                              =======    ========

  The accompanying notes are an integral part of these consolidated financial statements

                                 POLYCOM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net revenues................................................  $ 50,394   $116,886   $200,067
Cost of net revenues........................................    27,583     57,906     91,257
                                                              --------   --------   --------
  Gross profit..............................................    22,811     58,980    108,810

Operating expenses:
  Sales and marketing.......................................    13,247     22,156     36,047
  Research and development..................................    17,038     14,719     21,615
  General and administrative................................     7,019      5,518      8,269
  Acquisition costs.........................................       597        185      1,650
                                                              --------   --------   --------
    Total operating expenses................................    37,901     42,578     67,581
                                                              --------   --------   --------
      Operating income (loss)...............................   (15,090)    16,402     41,229

Interest income, net........................................     1,154        957      1,771
Other income (expense)......................................        12         (9)       (31)
                                                              --------   --------   --------
      Income (loss) before provision for income taxes.......   (13,924)    17,350     42,969

Provision for income taxes..................................       171      1,749     13,616
                                                              --------   --------   --------
      Net income (loss).....................................  $(14,095)  $ 15,601   $ 29,353
                                                              ========   ========   ========

Basic net income (loss) per share...........................  $  (0.66)  $   0.54   $   0.90
                                                              ========   ========   ========
Diluted net income (loss) per share.........................  $  (0.66)  $   0.46   $   0.81
                                                              ========   ========   ========

Shares used in Basic per share calculation..................    21,489     28,810     32,536
Shares used in Diluted per share calculation................    21,489     33,847     36,458

  The accompanying notes are an integral part of these consolidated financial statements

                                 POLYCOM, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       PREFERRED STOCK           COMMON STOCK        ADDITIONAL     UNEARNED
                                                    ----------------------   ---------------------    PAID-IN     STOCK-BASED
                                                      SHARES      AMOUNT       SHARES      AMOUNT     CAPITAL     COMPENSATION
                                                    ----------   ---------   ----------   --------   ----------   ------------
Balances, January 1, 1997........................    2,390,388   $      2    23,056,585     $12       $44,685       $    --

Issuance of preferred stock......................    3,418,706          3            --      --         7,517            --
Exercise of stock options under stock option
  plan...........................................           --         --       361,378      --           127            --
Shares purchased under ESPP......................           --         --        92,731      --           396            --
Repurchase of common stock.......................           --         --      (113,831)     --           (18)           --
Interest on stockholder notes....................           --         --            --      --            --            --
Payment of stockholder notes receivable..........           --         --            --      --            --            --
Valuation of warrants............................           --         --            --      --            40            --
Valuation of options granted to outside
  consultants....................................           --         --            --      --            76            --
Dividend to S-Corporation shareholders...........           --         --            --      --            --            --
Capital contribution by S-Corporation
  shareholders...................................           --         --            --      --           423            --
Net loss.........................................           --         --            --      --            --            --
                                                    ----------   ---------   ----------     ---       -------       -------
Balances, December 31, 1997......................    5,809,094   $      5    23,396,863     $12       $53,246       $    --
                                                    ----------   ---------   ----------     ---       -------       -------

Conversion of preferred stock into common
  stock..........................................   (5,809,094)        (5)    5,809,094       3             2            --
Issuance of common stock.........................           --         --     1,020,476       1         7,629            --
Exercise of stock options under stock option
  plan...........................................           --         --       791,180      --         1,651            --
Shares purchased under ESPP......................           --         --        79,970      --           495            --
Cost of Stockholders' Rights Plan................           --         --            --      --           (26)           --
Payment of stockholder notes receivable..........           --         --            --      --            --            --
Valuation of options granted to outside
  consultants....................................           --         --            --      --           122            --
Tax benefit from stock option activity...........           --         --            --      --         2,121            --
Dividend to S-Corporation shareholders...........           --         --            --      --            --            --
Capital contribution by S-Corporation
  shareholders...................................           --         --            --      --           225            --
Net income.......................................           --         --            --      --            --            --
                                                    ----------   ---------   ----------     ---       -------       -------
Balances, December 31, 1998......................           --   $     --    31,097,583     $16       $65,465       $    --
                                                    ----------   ---------   ----------     ---       -------       -------

Issuance of stock through exercise of warrants...           --         --     2,000,000       1        14,999            --
Exercise of stock options under stock option
  plan...........................................           --         --     1,108,136      --         4,592            --
Shares purchased under ESPP......................           --         --       137,155      --         1,039            --
Cost of registration statements..................           --         --            --      --           (31)           --
Valuation of options granted to outside
  consultants....................................           --         --            --      --            26            --
Unearned stock compensation......................           --         --            --      --         2,400        (2,400)
Amortization of stock-based compensation.........           --         --            --      --            --           447
Tax benefit from stock option activity...........           --         --            --      --         9,104            --
Unrealized loss on investments...................           --         --            --      --            --            --
Dividend to S-Corporation shareholders...........           --         --            --      --            --            --
Net income.......................................           --         --            --      --            --            --
                                                    ----------   ---------   ----------     ---       -------       -------
Balances, December 31, 1999......................           --   $     --    34,342,874     $17       $97,594       $(1,953)
                                                    ==========   =========   ==========     ===       =======       =======

                                                              RETAINED
                                                              EARNINGS
                                                    OTHER     (DEFICIT)    TOTAL
                                                   --------   ---------   --------
Balances, January 1, 1997........................    $(29)    $(11,637)   $ 33,033
Issuance of preferred stock......................      --           --       7,520
Exercise of stock options under stock option
  plan...........................................      --           --         127
Shares purchased under ESPP......................      --           --         396
Repurchase of common stock.......................      --           --         (18)
Interest on stockholder notes....................      (8)          --          (8)
Payment of stockholder notes receivable..........      13           --          13
Valuation of warrants............................      --           --          40
Valuation of options granted to outside
  consultants....................................      --           --          76
Dividend to S-Corporation shareholders...........      --         (157)       (157)
Capital contribution by S-Corporation
  shareholders...................................      --         (423)         --
Net loss.........................................      --      (14,095)    (14,095)
                                                     ----     --------    --------
Balances, December 31, 1997......................    $(24)    $(26,312)   $ 26,927
                                                     ----     --------    --------
Conversion of preferred stock into common
  stock..........................................      --           --          --
Issuance of common stock.........................      --           --       7,630
Exercise of stock options under stock option
  plan...........................................      --           --       1,651
Shares purchased under ESPP......................      --           --         495
Cost of Stockholders' Rights Plan................      --           --         (26)
Payment of stockholder notes receivable..........      24           --          24
Valuation of options granted to outside
  consultants....................................      --           --         122
Tax benefit from stock option activity...........      --           --       2,121
Dividend to S-Corporation shareholders...........      --         (617)       (617)
Capital contribution by S-Corporation
  shareholders...................................      --         (225)         --
Net income.......................................      --       15,601      15,601
                                                     ----     --------    --------
Balances, December 31, 1998......................    $ --     $(11,553)   $ 53,928
                                                     ----     --------    --------
Issuance of stock through exercise of warrants...      --           --      15,000
Exercise of stock options under stock option
  plan...........................................      --           --       4,592
Shares purchased under ESPP......................      --           --       1,039
Cost of registration statements..................      --           --         (31)
Valuation of options granted to outside
  consultants....................................      --           --          26
Unearned stock compensation......................      --           --          --
Amortization of stock-based compensation.........      --           --         447
Tax benefit from stock option activity...........      --           --       9,104
Unrealized loss on investments...................     (85)          --         (85)
Dividend to S-Corporation shareholders...........      --         (103)       (103)
Net income.......................................      --       29,353      29,353
                                                     ----     --------    --------
Balances, December 31, 1999......................    $(85)    $ 17,697    $113,270
                                                     ====     ========    ========

  The accompanying notes are an integral part of these consolidated financial statements

                                 POLYCOM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $(14,095)  $15,601    $29,353
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................     2,031     3,314      4,263
    Provision for doubtful accounts.........................        30       400        433
    Provision for excess and obsolete inventories...........     1,302     2,799      4,958
    Tax benefit from exercise of stock options..............        --     2,121      9,104
    Value of stock-based compensation.......................        76       121        475
    Loss on asset dispositions..............................       308         6         --
    Other non-cash adjustments..............................        48        --         --
    Changes in assets and liabilities:
      Accounts receivable...................................    (2,427)  (16,895)   (22,710)
      Inventories...........................................    (3,977)   (9,910)    (5,768)
      Deferred taxes........................................        --    (2,594)    (8,011)
      Prepaid expenses and other current assets.............    (2,055)      357       (497)
      Accounts payable......................................     7,338       856     13,750
      Taxes payable.........................................        25     1,292      8,228
      Accrued liabilities...................................     2,811     5,199      5,062
                                                              --------   -------    -------
        Net cash provided by (used in) operating
          activities........................................    (8,585)    2,667     38,640
                                                              --------   -------    -------

Cash flows from investing activities:
  Acquisition of fixed assets...............................    (3,623)   (5,486)    (7,222)
  Purchase of investments...................................    (7,154)   (9,686)   (44,735)
  Proceeds from sale of investments.........................    12,071     9,387     10,268
  Other.....................................................        --        27        500
                                                              --------   -------    -------
        Net cash provided by (used in) investing
          activities........................................     1,294    (5,758)   (41,189)
                                                              --------   -------    -------

Cash flows from financing activities:
  Proceeds from issuance of common stock, net of repurchases
    and issuance costs......................................       504     9,752      5,598
  Proceeds from exercise of warrants........................        --        --     15,000
  Dividends paid to S-Corporation shareholders..............      (157)     (617)      (103)
  Proceeds from line of credit borrowings...................     2,558     9,601         --
  Repayment of line of credit borrowings....................    (1,983)  (10,226)        --
  Proceeds from issuance of preferred stock, net of issuance
    costs...................................................     7,521        --         --
  Repayment of stockholder notes receivable, net............         5        24         --
                                                              --------   -------    -------
        Net cash provided by financing activities...........     8,448     8,534     20,495
                                                              --------   -------    -------
Net increase in cash and cash equivalents...................     1,157     5,443     17,946
Cash and cash equivalents, beginning of period..............    11,406    12,563     18,006
                                                              --------   -------    -------
Cash and cash equivalents, end of period....................  $ 12,563   $18,006    $35,952
                                                              ========   =======    =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................  $    141   $    16    $    77
  Income taxes paid.........................................  $     40   $   399    $ 4,289
  Advertising barter trade credits..........................  $     --   $   770    $  (770)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING:
  Capital leases............................................  $     20   $   113    $    34
  Capital contribution of S-Corp shareholders...............  $    423   $   225    $    --
  Conversion of preferred shares to common stock............  $     --   $ 9,496    $    --

The accompanying notes are an integral part of these consolidated financial statements

                                 POLYCOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF THE COMPANY:

    Polycom, Inc. and subsidiaries (the Company), a Delaware corporation, develops, manufactures and markets a full range of premium-quality, media-rich communication tools and network solutions. The Company's products are distributed and serviced globally. The Company sells its products through marketing and sales relationships with a wide network of value-added resellers, telecommunications equipment distributors, wireline equipment manufacturers, telecommunication service providers, and retailers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

FISCAL YEAR:

    The Company uses a 52-53 week fiscal year. As a result, a fiscal year may not end as of the same day as the calendar year. For convenience of presentation, the accompanying consolidated financial statements have been shown as ending on December 31 of each applicable period. Due to timing, 1998 was a 53 week fiscal year. Consequently, the first quarter of 1998 had 14 weeks rather than the usual 13 weeks.

RECLASSIFICATIONS:

    Certain items in prior year's financial statements have been reclassified to conform to current year's format.

PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the time of purchase to be cash equivalents.

INVESTMENTS:

    Investments are classified as available for sale securities and are carried at fair value. Unrealized holding gains and losses on such securities are reported net of related taxes as a separate component of stockholders' equity. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method.

                                 POLYCOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INVENTORIES:

    Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis which approximates the first-in, first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

FIXED ASSETS:

    Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is one to three years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically three to five years. Disposals of capital equipment are recorded by removing the costs and accumulated depreciation from the accounts and gains or losses on disposals are included in the results of operations.

CARRYING VALUE OF LONG-LIVED ASSETS:

    The Company writes down the carrying value of long-lived assets to fair market value if the carrying value is considered to be impaired. The value is considered to be impaired if the carrying amount exceeds the undiscounted future net cash flows generated by the assets.

REVENUE RECOGNITION:

    The Company recognizes revenue from gross product sales, less a provision for estimated future customer returns, upon shipment to the customer, upon fulfillment of acceptance terms, if any, when no significant contractual obligations remain outstanding and collection is considered probable. Additionally, the Company recognizes extended service revenue over the life of the service contract. During 1998, the Company recognized $2.5 million in revenue related to certain deliverables detailed in the joint development and marketing agreement with 3M concerning the ViewStation product line. In 1997, the Company recognized $3.0 million in revenue related to certain deliverables detailed in the joint development and marketing agreement with 3M concerning the ShowStation IP. The amounts recognized as revenue from these agreements approximate the amounts that would have been recognized using the percentage of completion methodology.

RESEARCH AND DEVELOPMENT EXPENDITURES:

    Research and development expenditures are charged to operations as incurred.

ADVERTISING:

    The Company expenses the production costs of advertising as the expenses are incurred. The production costs of advertising consist primarily of magazine advertisements, agency fees and other direct production costs. The advertising expense for the years ended December 31, 1997, 1998 and 1999 was $1.8 million, $5.2 million and $9.2 million, respectively. In 1998, the Company traded inventory for advertising barter trade credits which were reflected in prepaid assets and stated at a net book value of $770,000 as of December 31, 1998. No revenue was recognized on this transaction. In 1999, the inventory was returned in exchange for the return of the barter credits. Therefore, the net book value of the advertising barter trade credits was zero as of December 31, 1999.

                                 POLYCOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INCOME TAXES:

    Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

TRANSLATION OF FOREIGN CURRENCIES:

    For all of the Company's foreign subsidiaries, the functional currency is the U.S. dollar. Accordingly, monetary assets and liabilities are translated at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and cost of revenue which are translated at historical rates. Foreign exchange gains and losses have not been significant to date and have been recorded in results of operations.

COMPUTATION OF NET INCOME (LOSS) PER SHARE:

    Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the periods represented. Diluted net income (loss) per share is computed using common and dilutive common equivalent shares outstanding during the periods represented. Common equivalent shares (including shares issued under the Stock Option Plan which are subject to repurchase) are excluded from the computation of fully diluted net loss per share when their effect is antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Estimated fair values of investments, which are disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

STOCK-BASED COMPENSATION:

    Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-based Compensation," encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has chosen to continue to account for employee stock options using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock and is recognized over the vesting period which is generally three to five years.

    The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue
No. 96-18,"Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

                                 POLYCOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
SOFTWARE FOR INTERNAL USE:

    In March 1998, American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The Company adopted SOP 98-1 in 1999 and the adoption did not have a material impact on the Company's financial position and results of operations.

ACQUISITIONS:

    On December 1, 1999, the Company completed the acquisition of Atlas Communication Engines, Inc., (Atlas) whereby a wholly owned subsidiary of Polycom, Inc. was merged with and into Atlas. Atlas designed, developed, marketed and sold high quality DSL customer premise equipment and internet access devices primarily on an OEM basis. Approximately 1.3 million shares of Polycom common stock were exchanged for all of the issued and outstanding capital stock of Atlas. In addition, outstanding stock options to purchase Atlas common stock were converted into options to purchase approximately 0.5 million shares of Polycom common stock. The transaction was treated as a pooling of interests for financial reporting purposes and, consequently, all prior period figures have been restated as if the combined entity existed for all periods presented. All intercompany transactions between the two companies have been eliminated in consolidation. Polycom and Atlas had the same fiscal year end of December 31. Adjustments, related primarily to fixed asset capitalization, depreciation and inventory accounting, have been made to conform and align accounting policies between the two companies.

    On January 2, 1998, the Company completed the acquisition of ViaVideo Communications, Inc., (ViaVideo) whereby a wholly-owned subsidiary of Polycom, Inc. was merged with and into ViaVideo. ViaVideo was a development stage company that designed and developed high quality, low cost, easy to use, group videoconferencing systems that utilize advanced video and audio compression technologies along with Internet/Web-based features. Approximately
8.7 million shares of Polycom common stock were exchanged for all of the issued and outstanding capital stock of ViaVideo. In addition, outstanding stock options to purchase ViaVideo common stock were converted into options to purchase approximately 1.1 million shares of Polycom common stock. The transaction was treated as a pooling of interests for financial reporting purposes and, consequently, all prior period figures were restated as if the combined entity existed for all periods presented. All intercompany transactions between the two companies have been eliminated in consolidation. Polycom and ViaVideo had the same fiscal year end of December 31 and activity from the start of fiscal 1998 to the merger date was not material. Further, there were no adjustments required to conform accounting policies between the two companies.

                                 POLYCOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The following table reconciles Polycom's previously reported revenue and earnings to the restated amounts (in thousands):

                                                                                           NINE MONTHS
                                                           YEAR ENDED      YEAR ENDED         ENDED
                                                          DEC. 31, 1997   DEC. 31, 1998   SEPT. 30, 1999
                                                          -------------   -------------   --------------
Net revenues:
  Polycom previously reported...........................    $ 46,630        $111,696         $136,113
  Atlas.................................................       3,764           5,190            3,466
                                                            --------        --------         --------
  Restated net revenues.................................    $ 50,394        $116,886         $139,579
                                                            ========        ========         ========

Net income (loss):
  Polycom previously reported...........................    $(14,675)       $ 14,759         $ 22,459
  Atlas.................................................         580             842             (993)
                                                            --------        --------         --------
  Restated net income (loss)............................    $(14,095)       $ 15,601         $ 21,466
                                                            ========        ========         ========

Basic net income (loss) per share:
  Polycom previously reported...........................    $  (0.73)       $   0.54         $   0.73
  Atlas.................................................        0.07              --            (0.06)
                                                            --------        --------         --------
  Restated basic net income (loss) per share............    $  (0.66)       $   0.54         $   0.67
                                                            ========        ========         ========

Diluted net income (loss) per share:
  Polycom previously reported...........................    $  (0.73)       $   0.46         $   0.65
  Atlas.................................................        0.07              --            (0.06)
                                                            --------        --------         --------
  Restated diluted net income (loss) per share..........    $  (0.66)       $   0.46         $   0.59
                                                            ========        ========         ========

COMPREHENSIVE INCOME:

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, (SFAS No. 130), "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The components of comprehensive income are as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Net Income................................................  $15,601    $29,353
Unrealized loss on investments............................       --        (85)
                                                            -------    -------
Comprehensive income......................................  $15,601    $29,268
                                                            =======    =======

RECENT PRONOUNCEMENTS:

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established methods of

                                 POLYCOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. Although the Company does not believe SFAS 133 will have a material effect on its operations and financial position, the Company has not yet fully determined this statement's impact.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The effective date of this pronouncement is the second quarter of the fiscal year beginning after December 15, 1999. The Company believes that adopting SAB 101 will not have a material impact on the Company's financial position and results of operations.

3. INVESTMENTS:

    Investments at December 31, 1998 and 1999 comprise (in thousands):

                                                              FAIR       COST
                                                             VALUE      BASIS
                                                            --------   --------
  INVESTMENTS--CURRENT:
  US government securities................................  $ 2,611    $ 2,611
  Foreign Government Securities...........................      504        504
  Corporate debt securities...............................    2,368      2,368
                                                            -------    -------
Balances at December 31, 1998.............................  $ 5,483    $ 5,483
                                                            =======    =======

  INVESTMENTS--CURRENT:
  US government securities................................  $ 7,718    $ 7,743
  State and local governments.............................    5,520      5,520
  Corporate debt securities...............................   11,577     11,577
                                                            -------    -------
    Total.................................................  $24,815    $24,840

  INVESTMENTS--NONCURRENT:
  US government securities................................  $ 3,762    $ 3,777
  State and local governments.............................    7,976      8,013
  Corporate debt securities...............................    3,312      3,320
                                                            -------    -------
                                                            $15,050    $15,110
                                                            -------    -------
Balances at December 31, 1999.............................  $39,865    $39,950
                                                            =======    =======

    All current investments as of December 31, 1998 and 1999 mature within one year. Noncurrent investments mature within two years. During 1998 and 1999, there were no realized gains or losses on the disposal of investments.

                                 POLYCOM, INC.

4. INVENTORIES:

    Inventories consist of the following (in thousands)

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Raw materials.............................................  $ 1,601    $ 1,542
Finished goods............................................   15,725     16,594
                                                            -------    -------
Total inventories.........................................  $17,326    $18,136
                                                            =======    =======

5. FIXED ASSETS:

    Fixed assets, net, consist of the following (in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Computer equipment and software...........................  $ 6,507    $12,777
Equipment, furniture and fixtures.........................    3,866      4,456
Tooling equipment.........................................    4,700      4,732
Leasehold improvements....................................      567        687
                                                            -------    -------
                                                             15,640     22,652

Less accumulated depreciation and amortization............    8,838     12,857
                                                            -------    -------
                                                            $ 6,802    $ 9,795
                                                            =======    =======

6. OTHER ACCRUED LIABILITIES:

    Other accrued liabilities consist of the following (in thousands):

                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1999
                                                             --------   --------
Accrued expenses and legal fees............................   $3,127    $ 5,202
Warranty reserve...........................................    1,721      2,814
Deferred service revenue...................................      270      1,247
Sales tax payable..........................................      579        661
Employee stock purchase plan withholding...................      391        663
Other accrued liabilities..................................      696        767
                                                              ------    -------
                                                              $6,784    $11,354
                                                              ======    =======

7. BUSINESS RISKS AND CREDIT CONCENTRATION:

    The Company sells a limited number of products which serve the communications equipment market. A substantial majority of the Company's net revenues are derived from sales of the SoundStation and ViewStation products. Any factor adversely affecting demand or supply for the SoundStation and ViewStation products could materially adversely affect the Company's business and financial performance.

                                 POLYCOM, INC.

7. BUSINESS RISKS AND CREDIT CONCENTRATION: (CONTINUED)
    Currently, the Company subcontracts the manufacturing of a majority of its products through one subcontractor in Asia. The Company believes that there are a number of alternative contract manufacturers that could produce the Company's products, but in the event of a reduction or interruption of supply, it could take a significant period of time to qualify an alternative subcontractor and commence manufacturing. The effect of such reduction or interruption in supply on results of operations would be material. Additionally, the Asian economy has gone through some recent problems which, as yet, have not had a material impact on the supply of Polycom product from the subcontractor used in this region. However, should the economic problems in Asia persist, it could create an interruption in supply which could materially adversely affect the results of operations.

    The Company's cash, cash equivalents and investments are maintained with three international investment management companies and five commercial banks and their international affiliates, and are invested in the form of demand deposit accounts, money market accounts, corporate debt securities and government securities. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

    The Company markets its products to distributors and end-users throughout the world. Management performs ongoing credit evaluations of the Company's customers and maintains an allowance for potential credit losses. The expansion of Polycom's product offerings may increase the Company's credit risk as customers place larger orders for the new products. There can be no assurance that the Company's credit loss experience will remain at or near historic levels.

8. COMMITMENTS AND CONTINGENCIES:

LITIGATION:

    On September 3, 1997, VTEL Corporation ("VTEL") filed a lawsuit in the State District Court in Travis County, Texas against ViaVideo Communications, Inc., a subsidiary of Polycom, and its founders (who were formerly employed by VTEL). On May 27, 1998, VTEL amended its suit to add Polycom as a defendant. In the lawsuit, VTEL alleged breach of contract, breach of confidential relationship, disclosure of proprietary information and related allegations. ViaVideo, its founders and Polycom answered the suit, denying in their entirety VTEL's allegations (see Note 15 Subsequent Events).

STANDBY LETTER OF CREDIT:

    The Company has several standby letters of credit totaling approximately $200,000 which have been issued to guarantee certain of the Company's foreign office lease obligations and other contractual obligations. The Company also maintains, from time to time, commercial letters of credit as payments for the importation of certain products. The amounts do not exceed $300,000 and are outstanding less than 120 days.

    The Company had a $300,000 standby letter of credit that was issued in 1997 to guarantee certain of the Company's contractual obligation. This letter of credit was canceled in October 1999.

    During May 1997, a bank issued a standby letter of credit to one of ViaVideo's major suppliers for $335,000. The letter of credit expired in April 1998 and was secured by ViaVideo's certificate of deposit for a similar amount deposited with the bank.

                                 POLYCOM, INC.

8. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    During August 1997, a bank issued a standby letter of credit to one of ViaVideo's major suppliers for $75,000. The letter of credit expired in July 1998 and was secured by ViaVideo's certificate of deposit for a similar amount deposited with the bank.

LICENSE AGREEMENT:

    The Company entered into an agreement to license software to be incorporated into its web-based products. Under the agreement, the Company was obligated to pay annual minimum license fees, ranging from $15,000 to $35,000 through the year 2001 and the Company could cancel the agreement at any time, provided it had paid a minimum of $200,000 in connection with the agreement. As of December 31, 1998, the Company had paid $275,000 of the minimum license fees. In February 1999, the Company re-negotiated the terms of the contract and paid a lump sum figure of $195,000. Under the terms of this new contract, the Company has no further obligation regarding any fees associated with this licensed software.

LEASES:

    The Company leases certain office facilities and equipment under noncancelable operating leases expiring between 2000 and 2007. Future minimum lease payments are as follows (in thousands):

YEAR ENDING DECEMBER 31,                                       LEASES
------------------------                                      --------
2000                                                          $ 2,514
2001                                                            2,751
2002                                                            2,682
2003                                                            2,781
2004                                                            2,895
Thereafter..................................................    5,929
                                                              -------
Minimum future lease payments...............................  $19,552
                                                              =======

    In November 1999, the Company leased 102,240 square feet of office space for its headquarters location in Milpitas, California. This lease is due to expire in January 2007. Under the terms of the lease, the Company is responsible for related maintenance, taxes and insurance. In all other material facility leases, the Company is responsible for related maintenance, taxes and insurance.

    Rent expense for the years ended December 31, 1997, 1998 and 1999 was $692,000, $1.3 million and $2.3 million, respectively.

9. CREDIT ARRANGEMENTS:

    The Company has available a $15.0 million bank revolving line of credit under an agreement with a bank. Borrowings under the line are unsecured and bear interest at the bank's prime rate (8.50% at December 31, 1999) or at an offshore interbank offered rate (IBOR) plus 0.65% (approximately 6.3% to 7.1%, depending on the term of the borrowings at December 31, 1999). Borrowings under the line are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, profitability levels, and other related items. The line expires on October 31, 2000 but may be renewed by the Company for an additional year so long as certain liquidity measures are met at

                                 POLYCOM, INC.

9. CREDIT ARRANGEMENTS: (CONTINUED)
the time of renewal. The weighted average interest rates for the years ended December 31, 1997, 1998 and 1999 were 9.3%, 8.4% and 8.1%, respectively.

    Prior to October 1999, the Company had a revolving line of credit with a bank for the lesser of $5,000,000 or the sum of 80% of eligible domestic trade accounts receivable and 50% of foreign trade accounts receivable, as defined, less the sum of the aggregate outstanding face amount of all letters of credit issued under the line. The line of credit expired in October 1999. Borrowings under the line were subject to certain financial covenants and restrictions on indebtedness, equity distributions, financial guarantees, business combinations and other related items and were collateralized by substantially all of the Company's assets.

    As of December 31, 1997, ViaVideo Communications had a bank credit agreement which provided for a revolving line of credit of up to $750,000. The outstanding balance on the line of credit at December 31, 1997 was $625,000 with an interest rate equal to the bank's prime rate plus 0.75% (9.25% at December 31, 1997). The line was collateralized by substantially all of the assets of ViaVideo. The outstanding balance was paid in full during 1998 and the line was closed.

    There were no balances outstanding for the above mentioned lines of credit for the periods presented.

10. STOCKHOLDERS' EQUITY:

PREFERRED STOCK:

    In March 1996, the Company authorized 18,095,690 shares of preferred stock. In May 1998, the Company reduced the authorized shares of preferred stock to 5,000,000. As of December 31, 1997, the Company had 7,102,104 authorized shares of convertible preferred stock, of which, 5,809,094 shares were outstanding. During 1998, the outstanding convertible preferred shares were converted to common stock before the merger between Polycom and ViaVideo Communications. As of December 31, 1999, the Company has no shares of preferred stock outstanding.

COMMON STOCK:

    As of December 31, 1999, 539,941 shares of common stock, stemming primarily from the founder stock of ViaVideo Communications, Inc., were outstanding but subject to repurchase.

STOCK OPTION PLAN:

    In 1996, the Board of Directors reserved 3,125,000 shares of common stock under its 1996 Stock Option Plan (the Plan) for issuance to employees and directors of the Company. In 1997 and 1999, an additional 1,000,000 shares and 1,500,000 shares, respectively, were reserved through a shareholder vote. The Plan supersedes the 1991 Stock Option Plan (91 Plan).

    In 1996, ViaVideo Communications, Inc. reserved 887,763 shares of common stock under the 1996 ViaVideo Communications, Inc. Stock Option Plan (ViaVideo
Plan) for issuance to employees of ViaVideo. In 1997, an additional 710,210 shares were reserved through a shareholder vote. The ViaVideo Plan was assumed by Polycom pursuant to the Merger Agreement on January 2, 1998. All remaining option shares available for grant and subsequent cancellations of option shares under the ViaVideo Plan expired or will expire as no additional option shares can be granted from the ViaVideo Plan subsequent to the merger.

                                 POLYCOM, INC.

10. STOCKHOLDERS' EQUITY: (CONTINUED)
    In 1996, Atlas Communication Engines, Inc. reserved 439,868 shares of common stock under the 1996 Stock Incentive Plan (Atlas Plan) for issuance to employees of Atlas. In 1997, an additional 175,947 shares were reserved through a shareholder vote. The Atlas Plan was assumed by Polycom pursuant to the Merger Agreement on December 1, 1999. All remaining option shares available for grant and subsequent cancellations of option shares under the Atlas Plan expired or will expire as no additional option shares can be granted from the Atlas Plan subsequent to the merger.

    Under the terms of the Plan, the 91 Plan, the ViaVideo Plan, and the Atlas Plan, options may be granted at prices not lower than fair market value at date of grant as determined by the Board of Directors. The options granted under the ViaVideo Plan and the 91 Plan are immediately exercisable, expire in ten years from the date of grant, and the unvested shares issued upon exercise of the options are generally subject to a right of repurchase by the Company upon termination of employment with the Company. Options granted under the Plan and the Atlas Plan expire ten years from the date of grant and generally are only exercisable upon vesting.

    Options granted under the Plan prior to December 1998 and under the 91 Plan normally vest at 20% after completing one year of service to the Company and the remaining amount equally over 48 months until fully vested after five years. Options granted under the ViaVideo Plan normally vest monthly for each month of service to the Company until fully vested after four years. Options granted under the Atlas Plan normally vest at 33% after completing one year of service to the Company and the remaining amount in equal quarterly installments over the next eight quarters until fully vested after three years. For new options granted under the Plan beginning in December 1998, the options normally vest at 25% after completing one year of service to the Company and the remaining amount equally over 36 months until fully vested after four years. In addition, as a special bonus to employees, option grants that become fully vested after one year of service to the Company have been made under the Plan and the Atlas Plan. While there are many option grants with vesting schedules different than those described, generally vesting of options is consistent within each of the plans.

                                 POLYCOM, INC.

10. STOCKHOLDERS' EQUITY: (CONTINUED)
    Activity under the Plan is as follows (in thousands, except share and per share data):

                                                                   OUTSTANDING OPTIONS
                                       SHARES     ------------------------------------------------------
                                     AVAILABLE      NUMBER       EXERCISE     AGGREGATE    WEIGHTED AVG
                                     FOR GRANT    OF SHARES       PRICE         PRICE     EXERCISE PRICE
                                     ----------   ----------   ------------   ---------   --------------
Balances, December 31, 1996........   2,783,521    1,589,803   $0.15-$9.00     $ 7,267        $ 4.57

Options reserved...................   1,710,210           --        --              --            --
Options granted....................  (4,103,422)   4,103,422   $0.08-$6.06      12,190        $ 2.97
Options exercised..................          --     (361,378)  $0.08-$4.75        (127)       $ 0.35
Options canceled...................     802,561     (802,561)  $0.08-$9.00      (4,343)       $ 5.41
Shares repurchased.................      12,091           --        --              --            --
                                     ----------   ----------   ------------    -------        ------
Balances, December 31, 1997........   1,204,961    4,529,286   $0.08-$9.00     $14,987        $ 3.31

Options reserved...................     175,947           --        --              --            --
Options granted....................  (1,031,694)   1,031,694   $2.85-$20.56     13,803        $13.38
Options exercised..................          --     (791,180)  $0.08-$9.00      (1,651)       $ 2.09
Options canceled...................     389,405     (389,405)  $0.15-$15.13     (1,996)       $ 5.13
Options expired....................    (227,768)          --        --              --            --
                                     ----------   ----------   ------------    -------        ------
Balances, December 31, 1998........     510,851    4,380,395   $0.08-$20.56    $25,143        $ 5.74

Options reserved...................   1,500,000           --        --              --            --
Options granted....................  (1,812,034)   1,812,034   $5.69-$63.88     61,682        $34.04
Options exercised..................          --   (1,108,136)  $0.08-$32.00     (4,572)       $ 4.13
Options canceled...................     293,479     (293,479)  $2.00-$45.00     (4,514)       $15.38
Options expired....................    (139,096)          --        --              --            --
                                     ----------   ----------   ------------    -------        ------
Balances, December 31, 1999........     353,200    4,790,814   $0.08-$63.88    $77,739        $16.23

    As of December 31, 1997, 1998 and 1999, 1,894,287, 1,841,971, 1,173,731
outstanding options were exercisable at an aggregate average exercise price of $1.43, $2.33, and $3.62, respectively. Of these options that were exercisable, 1,174,149, 677,066 and 369,319 as of December 31, 1997, 1998 and 1999,
respectively, were unvested and, the shares received on exercise would be subject to repurchase. In addition, as of December 31, 1999, 60,541 shares of common stock acquired under the Plan, the 91 Plan and ViaVideo Plan ("the Plans") were subject to repurchase.

    In March 1997, the Company implemented an option cancellation and regrant program for employees (other than executive officers) holding stock options with exercise prices per share in excess of $4.50. Outstanding options covering an aggregate of 223,200 shares with exercise prices in excess of $4.50 per share were canceled and new options for the same number of shares were granted with an exercise price of $4.38 per share. The new options vest over a five-year period beginning on March 5, 1997.

                                 POLYCOM, INC.

10. STOCKHOLDERS' EQUITY: (CONTINUED)

    The options outstanding and currently exercisable by exercise price at December 31, 1999 are as follows:

                        OPTIONS OUTSTANDING              OPTIONS CURRENTLY
                ------------------------------------        EXERCISABLE
                               WEIGHTED                ----------------------
                                AVERAGE     WEIGHTED                 WEIGHTED
  RANGE OF                     REMAINING    AVERAGE                  AVERAGE
  EXERCISE        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
    PRICE       OUTSTANDING   LIFE (YRS)     PRICE     EXERCISABLE    PRICE
-------------   -----------   -----------   --------   -----------   --------
$  0.08-$0.21      406,460        7.18       $ 0.15       406,460     $ 0.15
$  0.23-$0.57      107,676        6.13       $ 0.51       107,676     $ 0.51
$  1.00-$2.56       96,418        7.33       $ 2.21        96,418     $ 2.21
$  2.56-$6.38    1,842,994        7.45       $ 4.54       372,897     $ 3.82
$ 7.20-$13.63      360,152        8.28       $10.49       136,129     $11.34
$15.13-$25.00      531,019        8.96       $20.89        49,307     $16.62
$25.13-$29.56      104,625        8.37       $26.95         4,844     $26.75
$32.00-$34.94      994,770        9.40       $34.83            --     $ 0.00
$35.75-$62.50      330,450        9.08       $47.49            --     $ 0.00
$63.88-$63.88       16,250        9.92       $63.88            --     $ 0.00
                 ---------        ----       ------     ---------     ------
                 4,790,814        8.17       $16.23     1,173,731     $ 3.62
                 =========                              =========

    Consistent with the disclosure provisions of SFAS No. 123, the Company's net income or loss and basic and diluted net income or loss per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                       YEAR ENDING
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Net income/(loss)--as reported..............................  $(14,095)  $15,601    $29,353
Net income/(loss)--pro forma................................  $(18,828)  $ 9,578    $17,238
Basic net income/(loss) per share--as reported..............  $  (0.66)  $  0.54    $  0.90
Basic net income/(loss) per share--pro forma................  $  (0.88)  $  0.33    $  0.53
Diluted net income/(loss) per share--as reported............  $  (0.66)  $  0.46    $  0.81
Diluted net income/(loss) per share--pro forma..............  $  (0.88)  $  0.28    $  0.47

    The impact on pro forma net income (loss) per share and net income (loss) in the table above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new employees. This policy may or may not continue.

    The fair value of each option grant is estimated on the date of grant using the multiple options approach with the Black-Scholes model with the following weighted average assumptions:

Risk-free interest rate..............                            5.09%-5.66%
Expected life (yrs)..................                                    0.5
Expected dividends...................                                     --
Expected volatility..................                                0.6-0.8

                                 POLYCOM, INC.

10. STOCKHOLDERS' EQUITY: (CONTINUED)
    The weighted average fair value of options granted pursuant to the Plans were $3.06, $6.40 and $19.06 in 1997, 1998 and 1999, respectively.

    The weighted average expected life was calculated based on the vesting period and an aggregate exercise behavior. This exercise behavior was based on historical exercise patterns. The risk-free interest rate was calculated in accordance with the grant date and expected life.

    The Company has also estimated the fair value of purchase rights issued under the Employee Stock Purchase Plan. Rights under this plan were also evaluated using the Black-Scholes option-pricing model. The Company's plan is described in Note 11. Purchase periods occur twice yearly and each effectively contains a 6-month option.

                                                         JANUARY 1999   JULY 1999
                                                         ------------   ---------
Risk free interest rate................................      5.09%        5.09%
Expected life (yrs)....................................       0.5          0.5
Expected dividend yield................................        --           --
Expected volatility....................................       0.8          0.8

    The weighted average fair value of purchase rights granted pursuant to the Employee Stock Purchase Plan in 1998 and 1999 was $3.38 and $5.55, respectively.

UNEARNED STOCK-BASED COMPENSATION:

    In connection with certain stock option grants during 1999, the Company recorded unearned stock-based compensation cost totaling $2.4 million which is being recognized over the vesting period of the related options of three years. Amortization expense associated with unearned stock-based compensation totaled $447,000 for 1999.

WARRANTS:

    In connection with a joint marketing and development agreement, dated
March 28, 1997, for the ShowStation IP, Polycom granted 3M warrants to purchase up to 2,000,000 shares of the Company's common stock at an exercise price of $7.50 per share. The warrants were due to expire in March 1999 and were exercised on March 1, 1999. The warrants were valued at approximately $40,000 on the date of grant using the Black-Scholes model. As of December 31, 1999, the Company had no warrants outstanding.

PREFERRED SHARE PURCHASE RIGHTS PLAN:

    On July 15, 1998, pursuant to a Preferred Shares Rights Agreement between Polycom, Inc. and BankBoston N.A., as Rights Agent, the Company's Board of Directors declared a dividend of one right to purchase one one-thousandth of a share of the Company's Series A Preferred Stock for each outstanding share of Common Stock, par value of $0.0005 per share, of the Company. The dividend was payable on July 31, 1998 to stockholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $90.00, subject to adjustment. The Rights become exercisable (the Distribution Date) upon the earlier of: (i) fifteen days following the first date a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the Shares Acquisition Date) and (ii) fifteen

                                 POLYCOM, INC.

10. STOCKHOLDERS' EQUITY: (CONTINUED)
days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding Common Shares is referred to as an "Acquiring Person." The Rights will expire on the earliest of
(i) July 15, 2008 (the Final Expiration Date) or (ii) redemption or exchange of the Rights as described below.

    Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a Triggering Event), each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. The Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

    Similarly, unless the Rights are earlier redeemed, in the event that, after a Triggering Event, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

    At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

    At any time on or prior to the close of business on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.005 per Right.

11. EMPLOYEE BENEFITS PLANS:

401 (K) PLAN:

    The Company has a 401 (k) Plan (the 401(k) Plan), which covers substantially all employees. Each eligible employee may elect to contribute to the 401(k) Plan, through payroll deductions, up to 20% of their compensation, subject to current statutory limitations. The Company, at the discretion of the Board of Directors, may make matching contributions to the 401(k) Plan but has not done so through 1999. Beginning with fiscal year 2000, however, the Company will match 50% of the first 3% of compensation employees contribute to the 401(k) Plan, up to a maximum of $500 per participating employee per year.

EMPLOYEE STOCK PURCHASE PLAN:

    Under the Employee Qualified Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during offering periods of up to a maximum of 24 months with purchase dates approximately every six months (beginning each February and August). The Company has reserved

                                 POLYCOM, INC.

11. EMPLOYEE BENEFITS PLANS: (CONTINUED)
1,000,000 shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions, up to a maximum of 15% of employees' compensation, at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the date of the employee's entrance to the offering period or the purchase date. No participant may purchase more than 1,500 shares or $25,000 worth of common stock in any one calendar year.

12. INCOME TAXES:

    Income tax expense consists of the following (in thousands):

                                                                  YEAR ENDED DECEMBER 31
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CURRENT
U. S. Federal...............................................    $171     $ 3,415    $20,460
Foreign.....................................................      --          35        337
State and local.............................................      --         893        817
                                                                ----     -------    -------
Total current...............................................    $171     $ 4,343    $21,614

DEFERRED
U. S. Federal...............................................    $ --     $(2,594)   $(6,538)
Foreign.....................................................      --          --       (130)
State and local.............................................      --          --     (1,330)
                                                                ----     -------    -------
Total deferred..............................................    $ --     $(2,594)   $(7,998)
                                                                ----     -------    -------

Income tax expense..........................................    $171     $ 1,749    $13,616
                                                                ====     =======    =======

    The sources of income (loss) before the provision for income taxes are as follows (in thousands):

                                                              YEAR ENDED DECEMBER 31
                                                          ------------------------------
                                                            1997       1998       1999
                                                          --------   --------   --------
United States...........................................  $(13,924)  $17,262    $49,765
Foreign.................................................        --        88     (6,796)
                                                          --------   -------    -------
Income (loss) before provision for income taxes.........  $(13,924)  $17,350    $42,969
                                                          ========   =======    =======

                                 POLYCOM, INC.

12. INCOME TAXES: (CONTINUED)
    The Company's tax provision differs from the provision computed using statutory tax rates as follow (in thousands):

                                                                YEAR ENDED DECEMBER 31
                                                            ------------------------------
                                                              1997       1998       1999
                                                            --------   --------   --------
Federal tax at statutory rate.............................  $(4,931)    $5,778    $15,039

State taxes, net of federal benefit.......................      (51)     1,007      1,719
Nondeductible expenses....................................      117         83      1,603
Alternative Minimum Tax...................................       38         --         --
Foreign losses at tax rates different than U.S............       --         --      2,586
Change in valuation allowance.............................    6,094     (3,863)    (7,679)
Current NOL and credit utilization........................     (837)    (1,256)    (2,183)
Other.....................................................     (259)        --      2,531
                                                            -------     ------    -------
Tax provision.............................................  $   171     $1,749    $13,616
                                                            =======     ======    =======

    The tax effects of temporary differences that give rise to the deferred tax assets are presented below (in thousands):

                                                              1997       1998       1999
                                                            --------   --------   --------
Fixed assets, principally due to differences in
  depreciation............................................  $   552     $1,998    $   739
Other accrued liabilities.................................    3,627      5,123      7,938
Capitalized research expenditures.........................      334        246         --
Net operating loss carryforwards..........................    4,746      2,553      1,681
Tax credit carryforwards..................................    2,283        353        247
Other.....................................................       --         --         --
Valuation allowance.......................................  (11,542)    (7,679)        --
                                                            -------     ------    -------
Net deferred tax asset....................................  $    --     $2,594    $10,605
                                                            =======     ======    =======

    The valuation allowance established in prior years was reversed in 1999 due to the Company's belief that the deferred tax assets will more likely than not be realized.

    As of December 31, 1999, the Company has tax net operating loss carryforwards for tax purposes of approximately $4,799,000 and tax credit carryforwards of $247,000. These net operating loss carryforwards expire in the years 2007 through 2015 and the tax credit carryforwards have an unlimited carryover. The future utilization of the Company's net operating loss and credit carryforwards are subject to a certain limitation due to changes in ownership that occurred in 1998.

13. BUSINESS SEGMENT INFORMATION:

    The Company operates in one business segment, named Communications, and markets its products in the United States and in foreign countries through resellers. Assets outside the United States are insignificant.

                                 POLYCOM, INC.

13. BUSINESS SEGMENT INFORMATION: (CONTINUED)
    The Company's net revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
United States..................................  $39,057    $ 89,217   $133,691
Canada.........................................      545         927      4,583
                                                 -------    --------   --------
North America..................................   39,602      90,144    138,274
Europe, Middle East & Africa...................    5,446      15,578     38,891
Asia...........................................    4,148       8,138     18,029
Caribbean & Latin America......................    1,198       3,026      4,873
                                                 -------    --------   --------
Total International............................   10,792      26,742     61,793
                                                 -------    --------   --------
                                                 $50,394    $116,886   $200,067
                                                 =======    ========   ========

    The percentage of total net revenues for the Video Communications, Voice Communications and Network Access product lines were as follows:

                                                                       YEAR ENDED
                                                                      DECEMBER 31
                                                             ------------------------------
                                                               1997       1998       1999
                                                             --------   --------   --------
Video communications.......................................     11%        48%        63%
Voice communications.......................................     81         48         34
Network access products....................................      8          4          3
                                                               ---        ---        ---
Total net revenues.........................................    100%       100%       100%
                                                               ===        ===        ===

    Lucent Technologies, Inc. accounted for 10%, 11% and 11% of net revenue in 1997, 1998 and 1999, respectively.

                                 POLYCOM, INC.

14. EARNINGS PER SHARE (EPS) DISCLOSURES:

    In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands except per share amounts).

                                                              YEAR ENDED DECEMBER 31
                                                          ------------------------------
                                                            1997       1998       1999
                                                          --------   --------   --------
Numerator--basic and diluted EPS
  Net income (loss).....................................  $(14,095)  $15,601    $29,353
                                                          ========   =======    =======

Denominator--Basic EPS
  Weighted average common stock outstanding.............    21,489    30,382     33,452
  Shares subject to repurchase..........................        --    (1,572)      (916)
                                                          --------   -------    -------
Total Shares used in calculation of Basic EPS...........    21,489    28,810     32,536
                                                          --------   -------    -------
Basic net income (loss) per share.......................  $  (0.66)  $  0.54    $  0.90
                                                          ========   =======    =======

Denominator--Diluted EPS
  Denominator--Basic EPS................................    21,489    28,810     32,536
  Effect of Dilutive Securities:
    Common stock options................................        --     2,694      2,795
    Shares subject to repurchase........................        --     1,572        916
    Convertible warrants and preferred..................        --       771        211
                                                          --------   -------    -------
Total Shares used in calculation of Diluted EPS.........    21,489    33,847     36,458
                                                          --------   -------    -------
Diluted net income (loss) per share.....................  $  (0.66)  $  0.46    $  0.81
                                                          ========   =======    =======

    Stock options to purchase 4,529,286 shares of common stock at prices ranging from $0.08 to $9.00 and 5,809,094 shares of preferred stock were outstanding at December 31, 1997 but were not included in the computation of diluted net loss per share as they were antidilutive.

    Associated with the joint marketing and development agreement concerning the ShowStation IP with Minnesota, Mining and Manufacturing Company ("3M"), 3M was granted 2,000,000 warrants to purchase common stock at $7.50 per share. These warrants were antidilutive at December 31, 1997 and, therefore, were not considered in the Diluted EPS figure.

15. SUBSEQUENT EVENT:

    On September 3, 1997, VTEL Corporation (VTEL) filed a lawsuit in the State District Court in Travis County, Texas against ViaVideo Communications, Inc., a subsidiary of Polycom, and its founders (who were formerly employed by VTEL). On May 27, 1998, VTEL amended its suit to add Polycom as a defendant. In the lawsuit, VTEL alleged breach of contract, breach of confidential relationship, disclosure of proprietary information and related allegations. ViaVideo, its founders and Polycom answered the suit, denying in their entirety VTEL's allegations. On March 3, 2000, VTEL voluntarily dismissed the allegations against Polycom and ViaVideo with prejudice for no consideration.

                              FINANCIAL STATEMENTS

                                 POLYCOM, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              DECEMBER 31,    MARCH 31,
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 35,952       $ 49,091
  Short-term investments....................................      24,815         14,477
  Accounts receivable, net of allowance for doubtful
    accounts of $1,304 at December 31, 1999 and $1,439 at
    March 31, 2000                                                47,445         52,758
  Inventories...............................................      18,136         24,698
  Deferred and refundable taxes.............................       9,059         11,715
  Other current assets......................................       2,368          4,640
                                                                --------       --------
    Total current assets....................................     137,775        157,379
Fixed assets, net...........................................       9,795         12,143
Long-term investments.......................................      15,050         15,269
Licenses....................................................          --          8,182
Other assets................................................       2,101          2,085
                                                                --------       --------
    Total assets............................................    $164,721       $195,058
                                                                ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 26,433       $ 33,829
  Taxes payable.............................................       9,633         13,481
  Accrued and other current liabilities.....................      15,385         14,068
                                                                --------       --------
    Total current liabilities...............................      51,451         61,378
                                                                --------       --------
Stockholders' equity:
  Common stock..............................................          17             18
  Additional paid-in capital................................      97,594        106,080
  Unrealized loss on marketable securities..................         (85)           (83)
  Unearned stock-based compensation.........................      (1,953)        (1,661)
  Accumulated earnings......................................      17,697         29,326
                                                                --------       --------
    Total stockholders' equity..............................     113,270        133,680
                                                                --------       --------
      Total liabilities and stockholders' equity............    $164,721       $195,058
                                                                ========       ========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 POLYCOM, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 31,   MARCH 31,
                                                                1999        2000
                                                              ---------   ---------
Net revenues................................................   $41,314     $67,295
Cost of net revenues........................................    19,533      29,737
                                                               -------     -------
  Gross profit..............................................    21,781      37,558
                                                               -------     -------

Operating expenses:
  Sales and marketing.......................................     7,411      12,160
  Research and development..................................     3,926       7,449
  General and administrative................................     1,552       3,296
  Litigation reserve release................................        --      (1,843)
                                                               -------     -------
    Total operating expenses................................    12,889      21,062
                                                               -------     -------

Operating income............................................     8,892      16,496

Interest income, net........................................       303         790
Other income (expense)......................................        (6)         71
                                                               -------     -------
    Income before provision for income taxes................     9,189      17,357

Provision for income taxes..................................     1,449       5,728
                                                               -------     -------
Net income..................................................   $ 7,740     $11,629
                                                               =======     =======

Basic net income per share..................................   $  0.25     $  0.34
                                                               =======     =======
Diluted net income per share................................   $  0.22     $  0.31
                                                               =======     =======

Weighted average shares outstanding for basic EPS...........    30,925      34,459
Weighted average shares outstanding for diluted EPS.........    35,626      37,785


  The accompanying notes are an integral part of these consolidated financial statements

                                 POLYCOM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 31,   MARCH 31,
                                                                1999        2000
                                                              ---------   ---------
Cash flows from operating activities:
Net income..................................................   $ 7,740     $11,629
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................       901       1,487
  Provision for doubtful accounts...........................        --         189
  Provision for excess and obsolete inventories.............     1,301       1,044
  Tax benefit from exercise of stock options................     1,466       4,530
  Amortization of stock-based compensation..................         7         292
    Changes in assets and liabilities:
    Accounts receivable.....................................    (4,653)     (5,502)
    Inventories.............................................       285      (7,606)
    Deferred taxes..........................................    (3,157)     (2,656)
    Other assets............................................      (676)     (2,117)
    Accounts payable........................................     4,312       7,396
    Taxes payables..........................................     1,943       3,848
    Accrued and other liabilities...........................      (349)     (1,317)
                                                               -------     -------
Net cash provided by operating activities...................     9,120      11,217
                                                               -------     -------

Cash flows from investing activities:
  Acquisition of fixed assets...............................    (1,673)     (3,835)
  Purchase of licenses......................................        --      (8,321)
  Proceeds from sale and maturity of investments............     1,700      18,045
  Purchases of investments..................................    (3,518)     (7,924)
  Other.....................................................       250          --
                                                               -------     -------
Net cash used in investing activities.......................    (3,241)     (2,035)
                                                               -------     -------

Cash flows from financing activities:
  Proceeds from issuance of common stock....................     1,613       3,957
  Proceeds from exercise of warrants........................    15,000          --
                                                               -------     -------
Net cash provided by financing activities...................    16,613       3,957
                                                               -------     -------

Net increase in cash and cash equivalents...................    22,492      13,139
Cash and cash equivalents, beginning of period..............    18,006      35,952
                                                               -------     -------
Cash and cash equivalents, end of period....................   $40,498     $49,091
                                                               =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid.........................................   $ 1,107     $    13

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 POLYCOM, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The condensed consolidated balance sheet as of March 31, 2000, the condensed consolidated statements of income for the three month periods ended March 31, 1999 and 2000 and condensed consolidated statements of cash flows for the three month periods ended March 31, 1999 and 2000 have been prepared by the Company without audit. The condensed consolidated balance sheet at December 31, 1999 has been derived from the audited financial statements as of that date.

    The preparation of financial statements in conformity with United States' generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2000 and for all periods presented have been made.

    The Company uses a 52-53 week fiscal year. As a result, a fiscal year may not end as of the same day as the calendar period. However, for convenience of presentation, the accompanying consolidated financial statements have been shown as ending on March 31 and December 31 of each applicable period.

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission.

2. INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out ("FIFO") method. Inventories consisted of the following (in thousands):

                                                              DEC. 31,   MARCH 31,
                                                                1999       2000
                                                              --------   ---------
Raw Materials...............................................  $ 1,542     $ 1,511
Finished Goods..............................................   16,594      23,187
                                                              -------     -------
                                                              $18,136     $24,698
                                                              =======     =======

3. BANK LINE OF CREDIT

    The Company has available a $15.0 million revolving line of credit under an agreement with a bank. Borrowings under the line are unsecured and bear interest at the bank's prime rate (9.0% at March 31, 2000) or at an offshore interbank offered rate (IBOR) plus 0.65% (approximately 6.5% to 7.2%, depending on the term of the borrowings at March 31, 2000). Borrowings under the line are subject to certain financial covenants and restrictions on liquidity, indebtedness, financial guarantees, business combinations, profitability levels, and other related items. The line expires on October 31, 2000 but may be

                                 POLYCOM, INC.

                                  (UNAUDITED)

3. BANK LINE OF CREDIT (CONTINUED)
renewed by the Company for an additional year so long as certain liquidity measures are met at the time of renewal.

4. PER SHARE INFORMATION

    In accordance with the disclosure requirements of the Statement of Financial Standards (SFAS) No. 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands except per share amounts).

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Numerator--basic and diluted EPS
  Net income................................................   $7,740    $11,629
                                                               ======    =======
Denominator--Basic EPS
Weighted average common stock outstanding...................   32,120     34,958
  Shares subject to repurchase..............................   (1,195)      (499)
                                                               ------    -------
Total shares used in calculation of Basic EPS...............   30,925     34,459
                                                               ======    =======
Basic net income per share..................................   $ 0.25    $  0.34
Denominator--Diluted EPS
  Denominator--Basic EPS....................................   30,925     34,459
  Effect of Dilutive Securities:
    Common stock options....................................    2,661      2,827
    Shares subject to repurchase............................    1,195        499
    Convertible warrants and preferred......................      845         --
                                                               ------    -------
Total Shares used in calculation of Diluted EPS.............   35,626     37,785
                                                               ======    =======
Diluted net income per share................................   $ 0.22    $  0.31

5. BUSINESS SEGMENT INFORMATION:

    The Company operates in one business segment, named Communications, and markets its products in the United States and in foreign countries through resellers. The percentage of total net revenues for the Video Communications, Voice Communications and Network Access product lines were as follows:

                                                                   THREE MONTHS
                                                                    ENDED MARCH
                                                                        31,
                                                              -----------------------
                                                                1999           2000
                                                              --------       --------
Video communications........................................     54%            61%
Voice communications........................................     43             35
Network access products.....................................      3              4
                                                                ---            ---
Total net revenues..........................................    100%           100%
                                                                ===            ===

                                 POLYCOM, INC.

                                  (UNAUDITED)

6. LITIGATION

    On September 3, 1997, VTEL Corporation (VTEL) filed a lawsuit in the State District Court in Travis County, Texas against ViaVideo Communications, Inc., a subsidiary of Polycom, and its founders (who were formerly employed by VTEL). On May 27, 1998, VTEL amended its suit to add Polycom as a defendant. In the lawsuit, VTEL alleged breach of contract, breach of confidential relationship, disclosure of proprietary information and related allegations. ViaVideo, its founders and Polycom answered the suit, denying in their entirety VTEL's allegations. On March 3, 2000, VTEL voluntarily dismissed the allegations against Polycom and ViaVideo with prejudice for no consideration. The remaining balance of the accrual associated with the expenses estimated to be incurred in connection with this lawsuit, totaling $1.8 million, was released to income since no further material expenses will be incurred.

7. COMPREHENSIVE INCOME

    In accordance with the disclosure requirements of SFAS No. 130, "Reporting Comprehensive Income", the components of comprehensive income are as follows:

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Net income..................................................   $7,740    $11,629
Decrease in unrealized loss on marketable securities........       --          2
                                                               ------    -------
Comprehensive income........................................   $7,740    $11,631
                                                               ======    =======

8. RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"
(SFAS 133). SFAS 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities, and is effective for the fiscal years beginning after June 15, 2000, as amended by SFAS No. 137. We believe that adoption of this pronouncement will not have a material impact on our financial position and results of operations.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The effective date of this pronouncement is the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We believe that adopting SAB 101 will not have a material impact on our financial position and results of operations.

    In March 2000, the FASB issued FASB Interpretation No. 44 (FIN
44) Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies the application of Opinion 25 for (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the

                                 POLYCOM, INC.

                                  (UNAUDITED)

8. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED) accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to March 31, 2000 did not have a material effect on the financial statements. The Company does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

9. LICENSES

    On March 3, 2000, Polycom entered into a patent licensing agreement with VTEL Corporation (VTEL). VTEL provided a fully-paid up, royalty-free license to three patents related to various videoconferencing technologies. In exchange for these licenses, Polycom paid VTEL approximately $8.3 million and sublicensed to VTEL a royalty-bearing patent for videoconferencing technology. The royalty, if any, under the sublicense is payable to the patent holder not Polycom.

                                     [LOGO]

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:


Securities and Exchange Commission registration fee.........  $ 73,000
NASD filing fee.............................................    27,790
Nasdaq additional listing fee...............................    17,500
Accounting fees and expenses................................   100,000
Legal fees and expenses.....................................   190,000
Printing and engraving......................................   100,000
Blue sky fees and expenses..................................     5,000
Transfer agent fees and expenses............................     5,000
Miscellaneous...............................................    20,000
                                                              --------
        Total...............................................  $538,290
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF POLYCOM, INC.

CERTIFICATE OF INCORPORATION

    Article IX of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

    - for any breach of their duty of loyalty to the corporation or its stockholders,

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

    - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

    - for any transaction from which the director derived an improper personal benefit.

BYLAWS

    Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such.

    We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Polycom, arising out of such person's services as a director or officer of Polycom, any subsidiary of Polycom or any other company or enterprise to which the person provides services at the request of Polycom.

UNDERWRITING AGREEMENT

    The form of proposed Underwriting Agreement filed as Exhibit 1.1 hereto includes provisions regarding the indemnification of our officers and directors by the several Underwriters.

ITEM 16. EXHIBITS

    The following exhibits are filed herewith or incorporated by reference herein:


EXHIBIT
NUMBER                                         EXHIBIT TITLE
-------                 ------------------------------------------------------------
         1.1            Form of Underwriting Agreement.
         2.1            Agreement and Plan of Reorganization, dated as of June 11,
                        1997, by and among Polycom, Inc., Venice Acquisition and
                        ViaVideo Communications, Inc. (which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the
                        Registrant with the Securities and Exchange Commission (the
                        "Commission") on August 13, 1997).
         2.2            Amendment No. 1 to the Agreement and Plan of Reorganization,
                        dated as of September 2, 1997, by and among the Registrant,
                        Venice Acquisition Corporation and ViaVideo Communications,
                        Inc. (which is incorporated herein by reference to Exhibit
                        2.2 to the Form 8-K filed by the Registrant with the
                        Commission on January 16, 1998).
         2.3            Agreement and Plan of Reorganization dated November 18,
                        1999, by and among the Registrant, Atlas Communication
                        Engines, Inc. and Periscope Acquisition Corporation (which is incorporated herein by reference to Exhibit 2.1 to the
                        Form 8-K filed by the Registrant with the Commission on
                        December 15, 1999).
         3.1            Amended and Restated Certificate of Incorporation of
                        Polycom, Inc.+
         4.1            Reference is made to Exhibit 3.1 and to the Amended and
                        Restated Bylaws of Polycom, Inc. (which is incorporated
                        herein by reference to Exhibit 3.4 to the Registrant's 1996
                        Registration Statement on Form S-1, as amended (the "1996
                        Registration Statement")).
         4.2            Specimen Common Stock certificate (which is incorporated
                        herein by reference to Exhibit 4.2 to the Registrant's 1996
                        Registration Statement).
         4.3            Amended and Restated Investor Rights Agreement, dated May
                        17, 1995, among the Registrant and the Investors named
                        therein (which is incorporated herein by reference to
                        Exhibit 4.3 to the Registrant's 1996 Registration
                        Statement).
         4.4            Preferred Shares Rights Agreement dated as of July 15, 1998, between Polycom, Inc. and BankBoston N.A., including the
                        Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively (which is incorporated herein by
                        reference to Exhibit 1 to the Registrant's Form 8-A filed
                        with the Commission on July 22, 1998).
         5.1            Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.
        23.1            Consent of PricewaterhouseCoopers LLP, independent
                        accountants.
        23.2            Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in Exhibit 5.1).
        24.1            Power of Attorney.+


---------


+ Previously filed with the original Registration Statement on Form S-3 filed by the Registrant on July 6, 2000.


ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions of 1933, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this pre-effective Amendment Number One to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on July 13, 2000.



                                                       POLYCOM, INC.

                                                       By:            /s/ MICHAEL R. KOUREY
                                                            -----------------------------------------
                                                                        Michael R. Kourey
                                                                SENIOR VICE PRESIDENT, FINANCE AND
                                                             ADMINISTRATION, CHIEF FINANCIAL OFFICER
                                                                    AND SECRETARY AND DIRECTOR



    Pursuant to the requirements of the Securities Act, this pre-effective Amendment Number One to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                   SIGNATURE                                   TITLE                      DATE
                   ---------                                   -----                      ----
                                                  Chairman of the Board of
             /s/ ROBERT C. HAGERTY*                 Directors, Chief Executive
     --------------------------------------         Officer and President            July 13, 2000
               Robert C. Hagerty                    (Principal Executive Officer)

                                                  Senior Vice President, Finance
                                                    and Administration, Chief
             /s/ MICHAEL R. KOUREY                  Financial Officer and
     --------------------------------------         Secretary and Director           July 13, 2000
               Michael R. Kourey                    (Principal Financial Officer
                                                    and Accounting Officer)

              /s/ BETSY S. ATKINS*
     --------------------------------------       Director                           July 13, 2000
                Betsy S. Atkins

             /s/ JOHN SEELY BROWN*
     --------------------------------------       Director                           July 13, 2000
                John Seely Brown

              /s/ JOHN A. KELLEY*
     --------------------------------------       Director                           July 13, 2000
                 John A. Kelley

            /s/ STANLEY J. MERESMAN*
     --------------------------------------       Director                           July 13, 2000
              Stanley J. Meresman

             /s/ WILLIAM A. OWENS*
     --------------------------------------       Director                           July 13, 2000
                William A. Owens



*By:               /s/ MICHAEL R. KOUREY
             ---------------------------------
            Michael R. Kourey, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                         EXHIBIT TITLE
-------                 ------------------------------------------------------------
         1.1            Form of Underwriting Agreement.
         2.1            Agreement and Plan of Reorganization, dated as of June 11,
                        1997, by and among Polycom, Inc., Venice Acquisition and
                        ViaVideo Communications, Inc. (which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the
                        Registrant with the Securities and Exchange Commission (the
                        "Commission") on August 13, 1997).
         2.2            Amendment No. 1 to the Agreement and Plan of Reorganization,
                        dated as of September 2, 1997, by and among the Registrant,
                        Venice Acquisition Corporation and ViaVideo Communications,
                        Inc. (which is incorporated herein by reference to Exhibit
                        2.2 to the Form 8-K filed by the Registrant with the
                        Commission on January 16, 1998).
         2.3            Agreement and Plan of Reorganization dated November 18,
                        1999, by and among the Registrant, Atlas Communication
                        Engines, Inc. and Periscope Acquisition Corporation (which is incorporated herein by reference to Exhibit 2.1 to the
                        Form 8-K filed by the Registrant with the Commission on
                        December 15, 1999).
         3.1            Amended and Restated Certificate of Incorporation of
                        Polycom, Inc.+
         4.1            Reference is made to Exhibit 3.1 and to the Amended and
                        Restated Bylaws of Polycom, Inc. (which is incorporated
                        herein by reference to Exhibit 3.4 to the Registrant's 1996
                        Registration Statement on Form S-1, as amended (the "1996
                        Registration Statement")).
         4.2            Specimen Common Stock certificate (which is incorporated
                        herein by reference to Exhibit 4.2 to the Registrant's 1996
                        Registration Statement).
         4.3            Amended and Restated Investor Rights Agreement, dated May
                        17, 1995, among the Registrant and the Investors named
                        therein (which is incorporated herein by reference to
                        Exhibit 4.3 to the Registrant's 1996 Registration
                        Statement).
         4.4            Preferred Shares Rights Agreement dated as of July 15, 1998, between Polycom, Inc. and BankBoston N.A., including the
                        Certificate of Designation, the form of Rights Certificate and the Summary of Rights Attached thereto as Exhibits A, B and C, respectively (which is incorporated herein by
                        reference to Exhibit 1 to the Registrant's Form 8-A filed
                        with the Commission on July 22, 1998).
         5.1            Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation.
        23.1            Consent of PricewaterhouseCoopers LLP, independent
                        accountants.
        23.2            Consent of Wilson Sonsini Goodrich & Rosati, Professional
                        Corporation (included in Exhibit 5.1).
        24.1            Power of Attorney.+


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+   Previously filed with the original Registration Statement on Form S-3 filed by the Registrant on July 6, 2000.